As filed with the Securities and Exchange Commission on November  , 1998.

                                             Registration No. 333-20525

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                  AMENDMENT 3

                                  XETAL, INC.
           [Exact Name of Registrant As Specified In Its Charter]

      Utah                1040             22-2223126
(State or Other    (Primary Standard     (IRS Employer
 Jurisdiction of      Industrial          identification
 Incorporation or   Classification)         Number)
 Organization)

                 3590 Oceanside Road, Oceanside, New York 11572
              [Principal Place of Business and Executive Offices]

                              Tel: (516)-594-0005
                               [Telephone Number]

                  Att.: Dr. Jan Stahl, Chief Executive Officer
                                  Xetal, Inc.
                              3590 Oceanside Road
                           Oceanside, New York 11572
                                 (516) 594-0005
           [Name, Address and Telephone Number of Agent for Service]

Copies to:

B. Bruce Freitag, Esq.                Ronald J. Brescia, Esq.
39 Sackerman Avenue,                  Doros & Brescia, P.C.
North Haledon, New Jersey 07508       1140 Avenue of the Americas Tel: (973)
Tel: (973) 238-1909                   New York, New York 10036
                                      Tel: (212) 921-0550

If any of the securities being registered on this Form are to be offered on a delayed or continuing basis pursuant to Rule 415 of the Securities Act of 1933 check the following box. [X]

Approximate date of commencement of proposed sale to the public: As soon as possible after the effective date of this Registration Statement.



                        CALCULATION OF REGISTRATION FEE

                                     Proposed       Proposed
                                     Maximum        Maximum
                                     Offering       Aggregate    Amount of
Title of Securities   Amount Being   Price Per      Offering    Registration
Being Registered      Registered(9)  Share/Warrant  Price(1)    Fee(2)(11)

Common Stock,
Par Value $0.001      540,000 Shs    $5.00(2)      $2,700,000      $  931

Warrants              540,000 Wts    $0.10         $   54,000      $   18

Common Stock
underlying Warrants   540,000 Shs    $5.00         $2,700,000      $  931

Underwriter's Warrants
(3)                    54,000 Wts    $0.0001       $     5.40      $    0

Common Stock
underlying Underwriter's
Warrants               54,000 Shs    $8.25         $  445,500      $  154

Bridge Lender's
Common Stock (4)      100,000 Shs    $5.00         $  500,000      $  172

Bridge Lender's
Warrants(5)         1,250,000 Wts    $0.0001       $      125      $    0

Common Stock
Underlying Bridge
Lender's Warrants   1,250,000 Shs    $5.00         $6,250,000      $2,156

Pre-Bridge Lender's
Warrants(6)            12,500 Wts    $0.0001       $     1.00      $    0

Common Stock Under-
Lying Pre-Bridge
Lender's Warrants      12,500 Shs    $5.00         $   62,500      $   21

Pre-Bridge Placement
Agent's Warrants(7)     6,250 Wts    $0.0001       $     0.62      $    0

Shares underlying
Pre-Bridge Placement
Agent's Warrants        6,250 Shs    $5.00         $   31,250      $   11

Consultant's Common
Stock (8)              10,000 Shs    $5.00         $   50,000      $   17

Total                                                                $4,411
                                                                     (11)

(Notes to the Foregoing Table)
(1) Estimated solely for purposes of calculating the Registration Fee pursuant to Rule 457.

(2) The actual per share offering price will be determined at the effective date of this Registration Statement and shall be slightly below the closing bid of the Company's common shares on such date.

(3) Represents warrants (the "Underwriter's Warrants") granted at a purchase price of $0.0001 per Underwriter's Warrant to Morgan Grant Capital Corp. (the "Underwriter") entitling the holder(s) to acquire an aggregate of 54,000 shares of Common Stock exercisable for a period of four years commencing one year from the date of this Prospectus, at an exercise price equal to 165% of the price of the Common Stock to the public in this Offering (or $8.25 per share), subject to adjustment in amount pro rata in the event all of the Common Stock is not sold in this Offering.

(4) Represents shares of Common Stock being registered for the account of certain lenders (the "Bridge Lenders") who loaned the Company funds (the "Bridge Loan") and who received Common Stock (the "Selling Shareholders").

(5) Represents warrants (the "Bridge Lenders' Warrants") granted to the Bridge Lenders to acquire an aggregate of 1,250,000 shares of Common Stock (after adjustment for all reverse stock splits) at a price equal to 100% of the price of the Common Stock to the public in this Offering ($5.00 per share).

(6) Represents warrants (the "Pre-Bridge Lender's Warrants") issued to the Pre-Bridge Lenders to acquire an aggregate of 12,500 shares of Common stock (after adjustment for all reverse stock splits) at an adjusted price of $5.00 per share.

(7) Warrants issued to Janssen-Meyers as placement agent for placement of Pre Bridge Notes.

(8) Consists of 10,000 Shares of common stock (after adjustment) issued to Ameristar Group Incorporated, a non-affiliated consultant for the Company with respect to which the Company granted "piggy-back" registration rights (See "Selling Shareholders").

(9) Pursuant to Rule 416, there is also being registered hereunder such additional shares of Common Stock as may become issuable pursuant to anti-dilution provisions of all of the warrants being registered hereunder.

(10) The Company previously paid $9,402.52 in filing fees with the filing of the original registration statement.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                  XETAL, INC.

          Cross Reference Sheet Showing Location in Prospectus of Part 1 Items of Form SB-2 Registration Statement and the Prospectus

Registration Statement Items                   Heading In The
 and Headings                                  Prospectus
 -----------------------------------           ------------------------------
1. Forepart of Registration Statement
   and Outside Front Cover Page of             Facing Page; Cover Page
   Prospectus                                  of Prospectus

2. Inside Front and Outside Back Cover         Inside Front and Cover Pages
   Pages of Prospectus,                        of the Prospectus
                                               Additional Information

3. Summary Information and Risk Factors        Prospectus Summary; Risk
                                               Factors

4. Use of Proceeds                             Use of Proceeds

5. Determination of Offering Price            Cover Page of Prospectus;
                                               Risk Factors; Underwriting

6. Dilution                                    Dilution

7. Selling Security Holders                    Selling Security Holders

8. Plan of Distribution                       Cover Page of Prospectus and
                                               Notes; Underwriting

9. Legal  Proceedings                          Business of the Company; Legal
                                               Proceedings

10. Directors, Executive Officers,
    Promoters and Control Persons              Management; Principal
                                               Shareholders

11. Security Ownership of Certain
    Beneficial Owners and Management           Principal Shareholders

12. Description of Securities                  Description of Securities

13. Interest of Named Experts
and Counsel                                    Experts

14. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities                                Underwriting


15. Information With Respect to Registrant     Prospectus Summary; Risk Factors;
                                               Dilution; Management; Business
                                               of The Company; Description of
                                               Securities; Executive
                                               Compensation; Financial
                                               Statements

16. Management's Discussion and Analysis
    or Plan of Operations                      Management's Discussion and
                                               Analysis of Financial Condition
                                               and Results  Operations.

17. Description of Property                    Property

18. Certain Relationships and Related
    Transactions                               Certain Transactions

19. Market For Common Equity and Related
    Stockholder Matters                        Cover Page of Prospectus;
                                               Market For Common Stock and
                                               Related Stockholder Matters


      PRELIMINARY PROSPECTUS DATED NOVEMBER  , 1998  (SUBJECT TO COMPLETION)

A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PROSPECTUS
                                  XETAL, INC.
    540,000 Shares of Common Stock, $0.001 Par Value, at $5.00 per share and 540,000 Redeemable Common Stock Purchase Warrants, at $0.10 per Warrant.

     Xetal, Inc., a Utah corporation (the "Company"), is hereby offering (the "Offering"), through Morgan Grant Capital Corp. as underwriter (the "Underwriter"), on a best efforts basis, up to 540,000 shares (the "Shares") of its common stock, $0.001 par value (the "Common Stock"), and up to 540,000 Redeemable Common Stock Purchase Warrants (the "Warrants"). The shares of Common Stock and the Warrants (which are collectively referred to as the "Securities") are being offered separately and are separately tradable immediately upon issuance. The minimum offering will consist of 300,000 shares of Common Stock and 300,000 Warrants (the "Minimum Offering") and the maximum offering will consist of 540,000 shares of Common Stock and 540,000 Warrants (the "Maximum Offering"). Each Warrant expires on -----------,2003, five years after the date of this Prospectus, and entitles the holder, commencing one year after the date of this Prospectus, to purchase one share of Common Stock for $5.00, the assumed initial public Offering price, subject to adjustment in certain events pursuant to the anti-dilution provisions thereof. The initial public Offering price of the Warrants will be $0.10 per Warrant. The Warrants are redeemable by the Company at a price of $0.05 per Warrant commencing two years after the date of this Prospectus and prior to their expiration provided that (i) prior notice of not less than 30 days is given to the holders of the Warrants and (ii) the closing sale price of the Common Stock as reported on the OTC Electronic Bulletin Board (the "Bulletin Board") for 20 consecutive trading days, ending on the tenth day prior to the date on which the Company gives notice of redemption, has been at least $7.50, 150% of the initial public Offering price of the Shares. The holders of the Warrants will have exercise rights until the close of business preceding the date fixed for redemption. See, "Description of Securities - Warrants."

     In addition to the shares of Common Stock and Warrants being offered by the Company, approximately 110,000 shares of Common Stock and 1,268,500 Warrants are being offered by Selling Shareholders. The Selling Shareholders may be deemed to be "underwriters" under the federal securities laws.

     The Company's Shares are traded in the over-the-counter market on the OTC Electronic Bulletin Board (the "Bulletin Board"), an electronic quotation system maintained by the NASD, under the symbol "XETX." On --------------, , 1998, the closing bid and asked prices for a shares of the Company's Shares were $----- and $-----, respectively. See "Market for the Company's Securities and Related Matters."


     THESE SECURITIES INVOLVE SUBSTANTIAL RISKS AND DILUTION AND SHOULD ONLY BE PURCHASED ONLY BY THOSE WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS at Page 13" AND "DILUTION."

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("COMMISSION") NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                        Price to        Underwriting           Proceeds to
                        Public          Commissions(1)         Company (2)


Per Share                   $5.00             $0.50           $   4.50
Per Warrant                 $0.10             $0.01           $   0.09
Total Minimum          $1,530,000          $153,000         $1,377,000
Total Maximum          $2,754,000          $275,400         $2,478,600

(footnotes on following page)

                        MORGAN GRANT CAPITAL CORP. INC.

The date of this Prospectus is          , 1998

(footnotes from previous page)

(1) In addition, the Company has agreed to pay the Underwriter a non-accountable expense allowance equal to 2% of the gross proceeds of the Offering ($30,600 at the minimum Offering and $55,080 at the maximum Offering), of which $25,000 has been paid as of the date of this Prospectus. The Company has also agreed to: (i) sell to the Underwriter warrants (the "Underwriter's Warrants") at a purchase price of $0.0001 per Underwriter's Warrant entitling the holder(s) to acquire an aggregate of 54,000 shares of Common Stock, exercisable for a period of four years commencing one year from the date of this Prospectus, at an exercise price equal to 165% of the price of the Common Stock to the public in this Offering ($8.25 per share), subject to adjustment in amount pro rata in the event all of the Common Stock is not sold in this Offering and subject to the adjustment pursuant to the anti-dilution provisions hereof; and (ii) indemnify the Underwriter against certain liabilities under the Securities Act of 1933, as amended (the "Act"). See "Description of Securities" and "Underwriting."

(2) After deducting underwriting commissions but before payment of the Underwriter's non-accountable expense allowance in the amount of $30,600 if the Minimum Offering is sold or $55,080 if the Maximum Offering is sold and the other expenses of the Offering (estimated at $150,000) payable by the Company. See "Underwriting."

     The Securities are offered through the Underwriter named herein when, as and if received and accepted by it, subject to prior sale, withdrawal, cancellation or modification of this Offering without notice, and approval of certain legal matters by Doros and Brescia, P. C., counsel for the Underwriter, and the Underwriter. The Underwriter reserves the right to reject any offer for the Securities, in whole or in part.

     The Securities are being offered on a "best efforts all or none" basis as to the first 300,000 shares of Common Stock and 300,000 Warrants (the "Minimum Offering") and on a "best efforts" basis as to an additional 240,000 shares of Common Stock and 240,000 Warrants (together with the Minimum Offering, the "Maximum Offering"), during an offering period commencing on the date hereof and expiring on ----------, 1998, unless extended by the mutual consent of the Company and the Underwriter for up to an additional thirty (30) days (such period, as same may be extended, being hereinafter referred to as the "Offering Period"). Pending the acceptance by the Company of the Minimum Offering, all subscription proceeds will be deposited in a non-interest bearing account (the "Escrow Account") at the Chase Manhattan Bank ("Escrow Agent").

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OF THE FACTS HEREIN SET FORTH SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

     A Registration Statement on Form SB-2 (the "Registration Statement") under the Act relating to the securities offered hereby has been filed by the Company with the United States Securities and Exchange Commission (the "Commission") at its regional office in New York, New York. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other documents filed as exhibits to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commissions principal offices in Washington D. C., and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission.

     Following this Offering, The Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file periodic reports with the Commission. Such reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission, Room 1024, 450 Fifth Street, N. W., Washington,
D. C. 20549, and at the Commission's New York Regional Office at 7 World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can be obtained from the public reference Section at prescribed rates.

     The Commission also maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file such documents electronically with the Commission. This and other useful information will be available about the Company on the web site when this registration is complete and the Company begins to file reports and other required documentation. The Commission's web site address is: http://www.sec.gov.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by an independent public accounting firm and may, at its discretion, furnish quarterly reports containing unaudited financial statements.

                                    SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. The term the "Company" refers to Xetal, Inc. and its wholly owned subsidiaries APO Health, Inc., Universal Medical Distributors, Inc. and Dental Alternatives, Inc., unless otherwise indicated. All numbers referring to the Company's shares of common stock are stated after giving effect to a 1-for-10 reverse stock split effected in August 1996 and a 1-for-2 reverse split authorized by the Board of Directors and stockholders in August and November, 1998, respectively, unless specifically indicated to the contrary.

                                  THE COMPANY

     The Company was incorporated in May, 1969 under the laws of the State of Utah under the name "Apache Silver Oil Co., Inc." and was previously engaged in the oil and gas business. Thereafter, in February, 1985, the Company changed its name to "Insurance Kingdom Agency, Inc." and engaged in the insurance business until 1992 when it ceased doing business. In September, 1994, the Company entered into an acquisition agreement with Xetal, Inc., a New York corporation (for purposes herein referred as "APO Health"), pursuant to which the stockholders of APO Health acquired approximately 83 % of the issued and outstanding capital stock of the Company in exchange for all of the capital stock of APO Health (the "Acquisition Agreement"). Prior to the acquisition, Dr. Jan Stahl and Mr. Peter Steil owned 100% of the capital stock of APO Health and served as its officers and directors. As a result of the consummation of the transactions under the Acquisition Agreement, APO Health became a wholly owned subsidiary of the Company and Dr. Jan Stahl and Mr. Peter Steil became became principal shareholders of the Company and thereafter became officers and directors of the Company. In August, 1998, 450,000 additional shares of Common Stock were issued to Dr. Stahl and Mr, Steil (225,000 shares each) in consideration of an outstanding debt to them of $162,038, so that presently they hold a total of 737,500 shares of Common Stock or 80.6% of the Company's outstanding Common Stock after giving effect to all of the previously authorized reverse stock splits. The issuance of these shares and cancellation of the debt is subject to the sale of the minimum Offering. In January, 1995, the Company changed its name to "Xetal, Inc." and APO Health thereafter changed its name to "APO Health, Inc." See "Certain Transactions."

     In March 1996, the Company acquired 100% of the outstanding capital stock of Universal Medical Distributors, Inc. ("Universal"), a company principally engaged in the business of distributing veterinary supplies. During July 1996, the Company also acquired 100% of the outstanding capital stock of Dental Alternatives, Inc. ("Alternatives"), a corporation owned by Dr. Jan Stahl, one of the Company's principal shareholder, in exchange for 200,000 shares (after adjustment) of the Company's Common Stock. Alternatives owned certain marketing rights and trademarks to products developed by Dr. Stahl. See "Certain Transactions."

     The present operations of the Company's predecessor commenced about 1987 and presently, through its subsidiaries, the Company is a distributor, supplier and manufacturer of disposable medical products principally to dental, medical and veterinary professionals. These products include protective garments such as isolation gowns, facemasks and gauze as well as other disposable items such as latex gloves, needles, syringes, health and beauty aids and chemicals for infection control.

     Management has elected to concentrate the Company's efforts in specialized markets for disposable dental, medical and veterinary products. The Company currently distributes over 3,000 different products. Products are marketed and sold primarily (i) to other distributors (accounting for approximately 79% of revenues) (ii) directly to doctors, dentists and veterinarians (accounting for approximately 18% of revenues) and (iii) to others, including direct consumers, and through exporters to foreign countries (accounting for approximately 3% of revenues). See "Business of the Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In addition, the Company has introduced a complete line of dental emergency products and first aid kits which are being marketed under the name "Dr. Stahl's Emergency Dental Kits" and "Dental Oral Care." These products are designed for consumer use, for relief from common dental emergencies such as toothaches, broken dentures, lost filings and loose crowns and bridges. Management plans to expand marketing of this product line to include catalogs, drug chains, hotel stores and television sales. In addition, the Company plans to introduce a consumer medical line including Dr Stahl's band-aids, gauze, toothbrushes and medical first aid kits. See "Business of the Company."

     Universal, the Company's veterinary division, is a full service veterinary supply company with sales in excess of $2 Million, generated through direct marketing, trade shows and mail order. See "Business of the Company.

     The Company maintains its principal executive offices at 3590 Oceanside Avenue, Oceanside, New York 11572. The Company's telephone number is (516) 59

                                  THE OFFERING

Securities Offered:      540,000  Shares of Common Stock, par value $0.001
               and       540,000  Warrants.

Common Stock
outstanding prior to
the Offering:
914,131 shares of Common Stock after giving effect to all of the reverse stock splits authorized by the Board of Directors and the Shareholders and the 450,000shares to be issued to Dr. Stahl And Mr. Steil.

Common Stock to be
outstanding after the
Offering(1)(2):          1,214,131 shares of Common Stock, if only the
                         minimum Offering is sold (after giving effect to all reverse splits and the issuance of 450,000 additional shares of Common Stock to Dr. Stahl and Mr. Steil) if only the minimum Offering is sold and 1,454,131 shares if all of the shares offered are sold.


Exercise Terms
of the Warrants:         Each Warrant is exercisable into one share of Common
                         Stock for a period of four years commencing one year from the date of this Prospectus at an exercise price of $5.00 per share, 100% of the initial public
                         Offering price.

Expiration Date of
Warrants:                ------, 2003 (5 years from the date of this Prospectus)

Redemption of
Warrants:                The Warrants are redeemable by the Company after
                         two years from the date of this Prospectus at a price per Warrant of $0.05, upon not less than 30 days prior written notice to the holders of such Warrants, provided that the closing sale price of the Shares as reported on The OTC Electronic Bulletin Board is at least $7.50, 150% of the initial public Offering price of the Shares, for twenty consecutive trading days ending on the tenth day prior to the date on which the Company gives notice of redemption. Warrant holders may exercise the Warrants during such 30-day notice period.

Use of Proceeds:         The proceeds of this Offering will be used by the
                         Company to repay two Bridge Financings in the aggregate principal amount of $500,000, plus accrued interest thereon, $250,000 of which was incurred by the Company in anticipation of this Offering;
                         to acquire key-man life insurance to protect against the loss of two officers; to provide for the expansion of the Company's business through acquisition of compatible existing business entities; to fund the Company's operational and administrative costs and expenses; and for working capital. See "Use of Proceeds."

(1) Gives no effect to the possible exercise of the Warrants or to the Underwriter's Warrants.

(2) Gives no effect to the possible exercise of the Pre-Bridge Warrants (as that term is hereinafter defined) and Bridge Warrants previously issued to certain Pre-Bridge Lenders (as that term is hereinafter defined) and Bridge Lenders, respectively, which Warrants and underlying Common Shares are being registered for future sale as part of this Offering.

                         SUMMARY FINANCIAL INFORMATION

The following summary financial data is qualified in its entirety by, and should be read in conjunction with the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION" hereinafter set forth in this Prospectus. The summary financial data presented below as of September 30, 1997, and 1996 and for each of the two years then ended, are derived from the Financial Statements of the Company audited by independent certified public accountants, and are included elsewhere in this Prospectus.

The data presented for each of the nine month periods ended June 30, 1998 and 1997 are derived from unaudited financial statements which, in the opinion of management include all adjustments (which were of a normal and recurring nature) necessary for a fair presentation of the information set forth therein. The pro forma balance sheet reflects the conversion of loans payable to certain shareholders into 450,000 shares of post split Common Stock.

Summary Balance Sheet Data:
                                                                    Pro Forma
                          September 30, September 30,    June 30,   June 30,
                              1997         1996            1998       1998

Total Assets               $4,089,332   $3,023,130      $4,414,578  $4,414,578
Total Current Assets        3,773,391    2,762,834       3,862,594   3,862,594
Total Liabilities           4,056,823    3,000,056       4,024,632   3,862,594
Retained Earnings (Deficit)  (582,431)    (566,766)       (224,994)   (224,994)
Stockholders' Equity           32,509       23,074         389,946     551,984

Summary Earnings Data:
                                                   Nine Months  Nine Months
                     Year Ended     Year Ended       Ended        Ended
                    September 30,  September 30,    June 30,     June 30,
                        1997           1996           1998         1997

Revenues            $23,500,981   $14,615,764      $24,693,703   $16,305,219
Cost of Revenues     21,027,226    12,595,353       22,280,389    14,509,242
Gross Profit          2,473,755     2,020,411        2,413,314     1,793,277
Selling Expenses      1,049,201       911,336          891,158       717,889
General and
Administrative Exp.   1,212,929       855,056        1,039,700       871,100
Income (Loss)
from operations         211,625      (133,107)         482,956       204,288

Net Income (Loss)       (15,665)     (308,390)         357,237        23,168
Earnings (Loss)
 per Share              $ (0.03)      $ (1.56)           $0.77         $0.06
Weighted Average
 No. of Shares          456,815       197,400          464,131       430,798
Pro-Forma Earnings
(loss) per Share         $(0.02)       $(0.48)           $0.39         $0.03

Pro-Forma Weighted
Average Number of
Shares                  906,815        647,406         914,131       880,798


                                  RISK FACTORS

     An investment in the Securities offered hereby involves a high degree of risk. The following factors, in addition to those discussed elsewhere in this Prospectus, should be considered carefully in evaluating the Company and an investment in this Offering. An investment in the Securities offered hereby is suitable only for those investors who can bear the risk of loss of their entire investment.

1. Narrow Operating Margins.

     Prior to its acquisition of APO Health in 1994, the Company was an inactive publicly-owned corporation. All of the Company's present business operations are conducted through its wholly-owned subsidiaries, APO Health (which commenced operations in October, 1987), Universal (acquired in 1996) and Alternatives (also acquired in 1996). The Company's sales are typically of low profit margin items, with net operating margins averaging between 1% and 2% of gross revenues. As such, any downturn in sales could adversely affect the Company's ability to operate profitably and could result in operating losses in the future. See, "Financial Statements" and "Business of the Company."

     Although the Company's Common Stock is currently traded on the OTC Bulletin Board there is presently no active public market for the Securities being offered hereby and no assurance can be given that a market for such Securities will develop subsequent to this Offering. Quotations for the Company's Common Stock have been sporadic and in small volumes and, as a result, purchases or sales of relatively small amounts of Common Stock can have a significant impact upon the quoted prices. The Underwriter is not obligated to make a market in any of the securities upon completion of this Offering and the Underwriter is not approved by the NASD to make a market in securities.

3.  Need for Additional Financing.

     The Company's ability to implement its business plan is materially dependent upon the availability of additional capital to the Company through the successful completion of this Offering. In contemplation of a prior offering which did not occur and this Offering, the Company also obtained a total of $500,000 in "bridge financing" in two transactions as follows:

     In January, 1996, the Company issued $250,000 in promissory notes to certain investors ("Pre-Bridge Lenders") for interim capital prior to this Offering (hereinafter called the "Pre-Bridge Notes"). After deducting expenses of the financing, including commissions, legal fees and miscellaneous expenses, the net proceeds of $190,000 were used for working capital. The Pre-Bridge Notes were issued at an interest rate of ten percent (10%) and were due at the earlier of (a) December 15, 1996 or (b) the consummation of this Offering. As an added inducement to make the loan to the Company, the noteholders were issued Warrants to purchase 12,500 shares of the Company's Common Stock (as adjusted for two reverse splits of Common Stock) at an adjusted exercise price of $5 per share, exercisable until January 3, 2003. The Company also granted Warrants to purchase 6,250 shares of Common Stock under the same terms to Janssen-Meyers Associates for placement of the Pre-Bridge Notes. All of the holders of the Warrants were also granted certain registration rights and are included in this Registration Statement as selling securityholders. The terms and conditions of this transaction were made at arms-length between the parties.

     In October, 1996, the Company also sold an additional $250,000 in bridge loan notes (hereinafter called the Bridge Notes) through the Underwriter herein to certain investors (hereinafter called the "Bridge Lenders") to be used for working capital. The terms of the notes were made at arms-length through negotiation with the Underwriter and the investors. The Bridge Notes were issued with eight percent (8%) interest and were payable at the earlier of (a) twelve months from the date of issuance or (b) the consummation of this Offering. After giving effect to two reverse stock splits, the Company issued to the noteholders a total of 100,000 shares of Common Stock and Warrants to purchase an aggregate of 1,250,000 shares of Common Stock at an exercise price of $5.00 per share if this Offering is sold, exercisable for a period of four
(4) years commencing on October 1, 1997. In addition, the Company paid to the Underwriter a placement fee of $25,000 in connection with the placement of the Bridge Notes plus an unaccountable expense allowance of $7,500 and granted to the Underwriter Warrants to purchase 125,000 shares of Common Stock (after adjustment) exercisable at $5.00, exercisable for a period of four years commencing October 1, 1997. The Warrants issued in this transaction to the Underwriter were subsequently cancelled. The placement fee and expense allowance paid to the Underwriter are in addition to the compensation to be paid to the Underwriter for its services in the sale of this Offering. Each of the shareholders and warrantholders were granted certain registration rights and are included in this Registration Statement as selling securityholders.

          The Company is presently in default of both the Pre-Bridge and the Bridge Notes in the total amount of $500,000 plus accrued interest. A substantial portion of the proceeds from this Offering will be used to pay both the Pre-Bridge and the Bridge Notes (collectively the "Notes") which will have the effect of reducing the amount of proceeds available for the Company's growth and other purposes. Also the issuance of the Common Stock and the Warrants to the holders of the Notes will have a dilutive effect on this Offering. See "Certain Transactions," "Dilution" and "Risk Factor 16."

4. Reliance Upon Management.

          The Company is principally dependent upon the personal efforts and abilities of Dr. Jan Stahl and Mr. Peter Steil, its principal operating officers. The loss of either of these individuals could have a materially adverse effect upon the Company's ability to successfully carry on its business. In addition, although APO Health intends to obtain "key man" life insurance upon the lives of Dr. Stahl and Mr. Steil in the amount of not less than $1,00,000 each (see "Use of Proceeds"), if the Company were to lose the services of either Dr. Stahl or Mr. Steil, its business could be adversely affected and there can be no assurance that the proceeds of such insurance would be adequate to secure an adequate replacement or to fully compensate the Company for such loss. Furthermore, as the Company expands its present operations, it will require the services of additional skilled personnel. There can be no assurance that it will be able to attract persons with the requisite skills and training to meet future needs or, even if suitable persons are found that they will be available on terms acceptable to the Company. Currently there are employment agreements in place between the Company and each of Dr. Stahl and Mr. Steil; however, they expire in December, 1998. See "Management" and "Executive Compensation."

5. Potential Impact of Changing Economic Factors in the Health Care Markets.

          The health care market accounts for most of the demand for non-woven disposable products, with hospitals accounting for approximately two-thirds of this demand. The health care industry has been typified in recent years by strict cost containment measures imposed by federal and state governments, private insurers and other "third party" payors of medical costs. In response to these pressures, virtually all segments of the health care market have become extremely cost sensitive and in many cases hospitals and other health care providers have become affiliated with purchasing consortiums which are charged with obtaining large quantities of needed products at the lowest possible cost. These factors in combination have had an adverse impact upon smaller suppliers and manufacturers, such as the Company, which are either unable to supply the large quantities sought by the purchasing consortiums or which are unable to respond to the need for lower product pricing. Although management believes that its planned expansion program will enable it to meet the demand for large quantity orders, and despite management's belief that the dramatic increased demand for safety oriented products, such as the disposable products offered by the Company, will offset these factors, there can be no assurance that the Company will be able to overcome the negative impact of these conditions in the health care marketplace.

6. Potential Adverse Impact of Environmental Concerns.

    At present, most disposable products are manufactured from fabrics which are comprised of non-biodegradable plastic fibers. In recent years concern has grown over the effects of such products on the environment due to the country's growing solid waste disposal "crisis," the declining landfill capacity in major metropolitan areas able to handle such products and the much publicized hazards of "medical wastes." These concerns have been highlighted by suppliers of traditional reusable medical products in an attempt to overcome the growing demand for disposable products. Although the degree to which disposable plastic products are responsible for the country's waste disposal related problems is the subject of serious debate at the present time, should it become the consensus that the costs and problems for the disposal of such products outweigh their benefits, such a development could have a materially adverse impact upon the Company and the medical products industry in general, at least until biodegradable, non-woven products become a feasible alternative to the materials now being used.

7. Potential Impact of FDA and Governmental Regulation.

    Some of the Company's products may be regulated as medical devices by the federal Food and Drug Administration (the "FDA") pursuant to the federal Food and Drug Cosmetic Act (the "ACT") and are, or may be, subject to regulation by other federal and state governmental agencies. The FDA has comprehensive authority to regulate the development, production, distribution and promotion of medical devices. Furthermore, certain states impose additional requirements on the distribution of medical devices. The FDA may require pre-market approval of some of the Company's proposed products, requiring extensive testing and a lengthy review process. The cost of complying with present and future regulations may be significant. Furthermore, the regulatory approval process and attendant costs may delay or prevent the marketing of products developed by the Company in the future. The Mandatory Device Reporting ("MDR") regulation obligates manufacturers including, in some cases, distributors such as the Company, to provide information to the FDA on injuries alleged to have been associated with the use of a product or certain product failures which could cause injury. The FDA is empowered to take action against manufacturers of regulated products including both civil and criminal remedies, and may also prohibit or suspend the marketing of products if circumstances so warrant. Any such action by the FDA could result in a disruption of the Company's operations for an undetermined time.

8. Product Liability; Cost and Availability of Insurance.

  Providers of medical products to hospitals and other health care institutions may encounter liability for damages to patients in the event that their products prove to be defective. Certain of the Company's products and proposed products will be utilized in medical procedures where the Company could be subject to claims for such injuries resulting from the use of its products. Recent developments in the insurance industry have reduced the availability and increased the cost of liability insurance coverage. At present the Company maintains product liability insurance coverage in the amount of $1,000,000. However, as a result of the continuing changes in insurance coverage and premiums, no assurance can be given that such insurance will be adequate to fully protect the Company in the future or that product liability insurance can be maintained at a reasonable cost.

9. Lack of Patent Protection.

  At present, the Company does not rely upon patent protection for any of its products and such protection is not believed to be essential by management because of the character of its products. Furthermore, there is little likelihood that it will develop patentable products or processes in the foreseeable future. In the absence of such protection, the Company will primarily rely upon trade secrets and proprietary techniques, where applicable, to attain or maintain any commercial advantage. There is no assurance that competitors will not independently develop and market, or obtain patent protection for, products similar to those designed or produced by the Company, and thus negate any advantage of the Company with respect to any such products. Even if patent protection becomes available to the Company, there can be no assurance that such protection will be commercially beneficial.

10. Competition.

  The dental, medical and veterinary products supply businesses are intensely competitive. At present, the Company estimates that there are over 20 companies whose products compete with many of the Company's present and proposed products. These companies range from major multinational companies to enterprises which are smaller in size and financial ability than the Company. The Company's present and prospective competitors also include the numerous manufacturers and suppliers of reusable medical products and manufacturers of raw materials used by the Company. Many of the Company's competitors have far greater financial resources, larger staffs, and more established market recognition in both the domestic and international markets than the Company. See, "BUSINESS OF THE COMPANY - Competition."

11. Dependence Upon Third Party Manufacturers/Suppliers.

    The Company does not directly manufacture any of the products it presently sells. The products distributed by the Company are, for the most part, manufactured by third parties in the United States, the Far East, Mexico and
Canada.   In general, the Company does not have long-term contracts with its manufacturers. Although the Company believes alternative sources for virtually all of its products are readily available, there can be no assurance that the available supply from such alternative sources would be adequate to meet the increased demand for production that would most likely result from any significant disruption in the Company's traditional manufacturers and suppliers of its products. See, "Business of the Company - Manufacturing."

12. Foreign Manufacturing.

    Foreign manufacturing is subject to a number of risks, including transportation delays and interruptions, political and economic disruptions, the imposition of tariffs and similar import/export controls and changes in
governmental policies.   Although, to date, the Company has not experienced any
material adverse effects due to such risks, there can be no assurance that such events will not occur in the future with the result of possible increases in product costs and/or delays in product delivery which would, in all likelihood, result in the loss of revenues and good will by the Company.

13. Potentially Adverse Effect of Agreement to Pay Commissions to Management.

     Under their employment agreements with the Company, Mr. Steil, President, and Dr. Stahl, Chief Executive Officer, beginning with the calendar year 1996, each receive annual bonuses equal to one (1%) per cent of the Company's gross revenues over an agreed base of $11 Million per annum in addition to their base salaries. The bonuses are payable in cash within 30 days after completion of the Company's audited annual financial statements (see "Management - Executive Compensation"). The payment of such commissions will reduce any net profits of the Company and, given the low profit margins experienced by the Company, could have an adverse effect on future profitability. The bonus was waived for 1996 and partially waived for 1997 (i.e. each received a bonus of $6,375 or a total of $12,750 for 1997) and Dr. Stahl and Mr. Steil waived any further balance they were entitled to receive for 1997. From October 1, 1997 to June 30, 1998, the sum of approximately $200,000 was accrued for the payment of bonuses, or $100,000 each. Dr. Stahl and Mr. Steil have agreed to waive any further amounts for 1998.

14. Related Party Transactions.

     Since commencement of its new operations in 1994, the Company entered into Three related party agreements. The first agreement was entered into in September, 1994 between the Company and Dr. Jan Stahl and Peter Steil, Chairman and President of the Company, respectively, pursuant to which the Company acquired its present business by purchasing from Dr. Stahl and Mr. Steil all of their shares of Common Stock in Xetal, Inc., ("Xetal, New York") a New York corporation operating under the name of "APO Health," in exchange for 1,000,000 shares of the Company's Common Stock each. After adjustment for a 1-for-10 reverse stock split and the recently approved 1-for-2 reverse stock split, the total number of shares issued to Dr. Stahl and Mr. Steil was reduced to 50,000 shares of Common Stock of the Company each, or a total of 100,000 shares. Xetal, New York was principally owned by Dr. Stahl and Mr. Steil at the time of the transaction. As a result of the exchange of shares with the Company, Dr. Stahl and Mr. Steil received a control position in the Company or approximately 83% of its total outstanding shares. In July, 1996, the Company also acquired from Dr. Stahl and Mr. Steil their entire interest in Dental Alternatives, Inc., a corporation which owned marketing rights and trademarks to products developed by Dr. Stahl, in exchange for a total of 200,000 Shares (100,000 Shares each) each) of the Company's Common Stock (after adjustment for the 1-in-10 and the 1-for-2 reverse stock splits). Since the agreement with Dental Alternatives was made with a Principal shareholder, it must be considered that it was not made through arms-length negotiations and may not have been structured in a manner favorable to the Company. Such transactions also necessarily involve conflicts of interest between the Company and Dr. Stahl and Mr. Steil. The Company has no policy with respect to transactions with affiliates except that in the future all acquisitions entered into with affiliates will be subject to an independent appraisal as to valuation. Recently, the Company also entered into an agreement with Dr. Stahl and Mr. Steil in which it was agreed that, subject to the completion of the Minimum Offering, the Company's debt to them in the amount of $162,038 would be paid in exchange for 450,000 shares of Common Stock. (See Note 8 to the Financial Statements for the nine months ended June 30, 1998.) There are no further transactions pre sently contemplated with any of the existing officers or directors of the Company. See "Certain Transactions."

15. Continued Control of Present Management.

     If this Offering is completed at the Minimum, officers and directors of the Company will continue to own approximately 61.2% of the total number of shares of Common Stock outstanding and, therefore, management will, effectively, be in a position to continue to control the Company and institute all of its policies. If the Offering is completed at the Maximum level (i.e. if all 540,000 shares of Common Stock are sold) the officers and directors of the Company will own 51.9% of the total outstanding number of shares of Common Stock and will continue to be in a position to control the Company. Furthermore, The Company's Articles of Incorporation do not provide for
cumulative voting.   Accordingly, after completion of this Offering,
Subscribers may not be in a position to select any of the Company's directors, appoint its officers and control its affairs and operations. The foregoing percentage calculations were made on the basis of 914,131 shares outstanding which gives effect to both of the Company's reverse stock splits, but no effect was given to the exercise of outstanding warrants. See "Principal Shareholders."

16. Dilution.

     As of June 30, 1998, the net tangible book value of the Company's Shares was $0.38 per share. If all the Securities being offered hereby are sold, the net tangible book value of the Shares will be approximately $1.84 Consequently the purchasers of the securities being offered hereby will suffer an immediate dilution of approximately $3.16 per Share (approximately 63%). Conversely, present Shareholders of the Company would receive an immediate benefit of approximately $1.46 per Share if all the securities offered are sold. For detailed information concerning dilution, see "Dilution."

17. No Dividends.

     The Company has not paid any dividends on its Shares since its inception and does not expect to declare or pay any cash dividends in the future. The Company anticipates that any profits from operations will be reinvested in the Company.

18. Authorization of Preferred Stock; Anti-takeover Provisions.

     The Company's Articles of Incorporation authorize the issuance of 2,000,000 shares of Preferred Stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without obtaining shareholder approval, to issue Preferred Stock with preferred dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Shares. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in the control of the Company. See "Description of Securities."

19. Escrow of Investor's Funds.

     Pending the completion of this Offering, all subscriber funds will be held in a non-interest bearing escrow account (the "Escrow Account") with the Chase Manhattan Bank (the "Escrow Agent") until the Minimum Offering is subscribed for and cleared funds are available in the Escrow Account. As such, subscriber funds could be held for up to sixty days, subject to extension for an additional thirty days by the Company and the Underwriter. In the event the Minimum Offering is not subscribed for during such period, all such amounts will be returned without interest thereon or deduction therefrom. Therefore, subscribers for the Securities offered hereby may not have the use of such funds or receive interest thereon pending the completion of the Offering. See "Underwriting."

20. No Commitment to Purchase Securities.

    The Securities offered herein are offered on a "best efforts, all or none " basis with respect to the first 300,000 shares of Common Stock and 300,000 Warrants and thereafter on a "best efforts" basis only with respect to the remaining 240,000 shares of Common Stock and 240,000 Warrants, by the Company through the Underwriter. No commitment exists by anyone to purchase all or any portion of such Securities. Consequently, there can be no assurance as to how many shares of Common Stock and Warrants over the Minimum Offering, if any, will be sold by the Company in this Offering.

21. Potentially Adverse Effect of Agreement to Pay Warrant Solicitation Fee.

     At present, the Company has an arrangement with the Underwriter to pay a Warrant solicitation fee of 7% in connection with the possible exercise of the Warrants being offered hereby. However, unless granted an exemption by the Securities and Exchange Commission from the provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, any soliciting Broker/Dealers will be prohibited from engaging in any market-making activities with regard to the Company's securities for the period from two (2) business days prior to any solicitation of the exercise of Warrants until the later of the termination of such solicitation activities or the termination (by waiver or otherwise) of any right that the soliciting Broker/Dealers may have to receive a fee for the exercise of Warrants following such solicitation. As a result, soliciting Broker/Dealers may be unable to continue to provide a market for the issuer's securities during periods while the Warrants are exercisable.

22. Possible Effects of SEC Rules on Market For Common Stock and Warrants.

     Prior to this Offering the Company's Shares have been traded on the OTC Electronic Bulletin Board. The Company intends to apply for approval to have the securities offered hereby (the Warrants and Shares) approved for inclusion on the Bulletin Board. The Company's securities must continue to be registered under Section 12(g) of the Exchange Act. If the Company's securities are traded for less than $5 per security, then unless the Company's net tangible assets exceed $2,000,000 or the Company has average revenues of at least $6,000,000 for the last three (3) years, the respective security (a "Low-Priced Security") will be subject to SEC Rule 15g-9 concerning sales of low priced securities or "penny stocks" unless the security is otherwise exempt from Rule 15g-9. Pursuant to Rule 15g-9, prior to concluding a sale, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written representations and agreement concerning the transaction. In addition, Rule 15g-9 generally requires broker-dealers to provide customers for whom they are effecting transactions in a Low-Priced Security, before the transaction, with a standard risk disclosure document describing the customer's right to disclosures of the (i) current bid and asked quotations, if any, (ii) compensation of the broker-dealer and the salesperson in the transaction, and
(iii) monthly account statements showing the market value of the such stock held in the customer's account. If the Common Stock or Warrants individually trade for more than $5 per security, then these rules will not apply to the transactions in the respective security trading for over $5. To the extent that the respective security becomes a Low-Priced Security, these rules will apply and would be expected to have a negative effect on the desire of brokers to sell the Company's Securities; would be expected to have a negative effect on the brokers' ability to do so; and also would be expected to have a negative effect on the ability of purchasers in this Offering to sell the Company's securities in the secondary market. The Underwriter, the Company and the Selling Shareholders may also be subject to certain restrictions on bidding for, purchasing or attempting to purchase the Company's stock and engaging in certain stabilization activities, among other prohibitions imposed by Regulation M.

23. Unregistered Securities.

      The existing shares of Common Stock and Warrants, if any, and Common Stock underlying the Warrants, if any, which are not being registered pursuant to this Registration Statement are "restricted securities" as that term is defined in the Act. Therefore, all such securities must be held indefinitely unless subsequently registered under the Act or an exemption from registration becomes available. One such exemption which may be available to the holders of such securities in the future is Rule 144 adopted under the Act. Generally, under Rule 144, any person holding restricted securities for at least one (1) year may publicly sell, in ordinary unsolicited brokerage transactions, within a three (3) month period, the greater of one (1%) percent of the total number of the Company's Shares outstanding or the average weekly reported volume during the four weeks preceding the sale, if certain conditions of Rule 144 are satisfied by the Company and the seller. Furthermore, with respect to sellers who are "non-affiliates" of the Company, as that term is defined in Rule 144, Pursuant to Paragraph K of Rule 144, the volume sale limitation does not apply after a two-year holding period and an unlimited number of shares may be sold without restriction, provided the seller meets certain other conditions enumerated in Rule 144. Sales under Rule 144 may have a depressive effect on the market price of the Company's securities and could effect the sale of Common Stock purchased in this Offering in the future. See "Restriction on Resale." Dr. Stahl, Chairman, Mr. Steil, President and Mr. Levanthol, a director, propose to sign lock-up agreements with the Underwriter, restricting their sale of shares for a period of two years. The foregoing persons hold a total of 742,500 shares of the Company's Common Stock. All other lock-up agreements have or will shortly expire.

24. Underwriter's Warrants and Registration Rights.

     The Company has agreed to sell to the Underwriter warrants (the "Underwriter's Warrants) at a purchase price of $0.0001 per Underwriter's Warrant to acquire an aggregate of 54,000 shares of Common Stock, entitling the holder to purchase 54,000 shares of Common Stock exercisable for a period of four years commencing one year from the date of this Prospectus, at an exercise price equal to 165% of the price of the Common Stock to the public in this Offering (i.e $8.25 per share), subject to adjustment in amount pro rata in the event all of the shares of Common Stock and/or Warrants are not sold in this Offering. The Underwriter's Warrants and Shares of Common Stock issuable upon exercise of the Underwriter's Warrants are identical to those offered hereby, except that the Underwriter's Warrants are exercisable at 165% of the public offering price of the Common Stock. The Underwriter's Warrants are exercisable for a period of four years commencing one year from the date of this Prospectus. The exercise of the Underwriter's Warrants will dilute the value of the Common Stock and may adversely affect the market price of the Common Stock. The Underwriter has been granted (i) certain "piggy-back" registration rights for a period of seven years from the date of this Prospectus and (ii) demand registration rights for a period of five years from the date of the Prospectus with respect to the registration under the Act of the Underwriter's Warrants and the Common Stock issuable upon exercise of the Underwriter's Warrants.

25.  Continuing Relationship with the Underwriter.

     The Company has entered into an agreement with the Underwriter providing for the Underwriter to designate a voting member to the Company's Board of Directors. The existence of this agreement will cause the Company to have a continuing relationship with the Underwriter at the expiration of the Offering period.

26.  Effect of Sales by Selling Shareholders.

     To the extent that the Selling Shareholders effect sales of their securities pursuant to this Offering at the same time as Company shares are offered, the Company's ability to sell its Securities may be affected, the result of which may be that the Offering will be delayed, postponed or discontinued. Also, the Bridge Lenders previously entered into "lock up" agreements which restricted the sale of their stock and which expired in September, 1998.

27.  Effect of Warrants.

     The holders of Warrants and the Underwriter's Warrants will have an opportunity to benefit from a rise in the market price of the Shares. During the life of the Warrants, the terms upon which the Company could obtain additional capital may be adversely affected. Holders of Warrants might be expected to exercise them at a time when the market price of the Shares is in excess of the exercise price of the Warrants. The issuance of Shares upon the exercise of the Warrants, therefore, may result in a dilution of the equity represented by the then outstanding Shares held by other shareholders. At such a time the Company might be able to obtain capital, if needed, on terms more favorable than those provided by the Warrants. See "Dilution."


                                    DILUTION

     As of  June 30, 1998, the net tangible book value of the Common Stock of
the Company was $0.38 per Share.   Net tangible book value per share represents
the amount of the Company's tangible net worth (total tangible assets less total liabilities) divided by the total number of Shares outstanding. "Dilution" means the difference between the purchase price of the Shares paid by an investor herein and the pro-forma net tangible book value of the Shares after giving effect to this Offering. After giving effect to the sale of shares offered hereby and receipt of the net proceeds thereof, the pro forma net tangible book value of the Shares at June 30, 1998, would have been $1.31 per Share, if only the minimum Offering is sold, or $1.84 per Share, if the maximum Offering is sold. This represents an immediate increase in net tangible book value of $0 .93 per Share, if the minimum Offering is sold and $1.48 per Share if the maximum Offering is sold to existing holders of Shares and an immediate dilution of $3.69 per Share or 74% (minimum) or $3.16 per Share or 63% (maximum) of the initial public offering price to purchasers of the Shares offered hereby. The following tables illustrate the dilution to the purchasers of the Shares offered hereby both for the minimum and maximum
Offerings:

I. Assuming Only The Minimum Offering is Sold:

   Public Offering price per share (1)(2):                         $ 5.00
   Net tangible book value at June 30, 1998
   (Before Offering):                                              $ 0.38
   Increase per share attributable to new investors:               $ 0.93
   Pro forma net tangible book value at June 30, 1998
   (After Offering) (3):                                           $ 1.31
   Per share dilution to new investors:                            $ 3.69

II. Assuming The Maximum Offering is Sold:

    Public Offering price per share (1)(2):                        $ 5.00
    Net tangible book value at June 30, 1998
    (Before Offering):                                             $ 0.38
    Increase per share attributable to new investors:              $ 1.46
    Pro forma net tangible book value at June 30, 1998
    (After Offering)(3):                                           $ 1.84
    Per Share dilution to new investors                            $ 3.16



Assumes no value for the Warrants for the purpose of calculating dilution.

(1) Before deduction of Underwriter's commission and estimated expenses of the Offering to be paid by the Company.

(2) Assumes no exercise of the Underwriter's Warrants.

(3) Is based upon 914,131 shares of Common Stock issued and outstanding at June 30, 1998, which reflects the pro forma number of shares outstanding after certain shareholders conversion of $162,038 in Loans payable to them into 450,000 shares of Common Stock.

(4) The foregoing table assumes no value for the Warrants for the purposes of computing dilution.

  The following tables set forth, after giving effect to the assumed completion of the Offering, at both the Minimum and Maximum Offering, the total consideration paid and the average price per Share paid by existing shareholders and by the public participating in this Offering:

III. Assuming Only The Minimum Offering is Sold:

                     Shares Owned         Consideration    Average Per
                    Number Percent       Amount   Percent  Share Price
Present
Shareholders       914,131   75.9%    $  776,978   34.1%    $ 0.85
New Investors      300,000   26.1%    $1,500,000   65.9%    $ 5.00
Total(1)         1,214,131  100.0%    $2,276,978  100.0%

IV. Assuming The Maximum Offering is Sold:

                     Shares Owned         Consideration    Average Per
                    Number Percent       Amount   Percent  Share Price
Present
Shareholders        914,131  62.9%    $  776,978   22.3%    $ 0.85
New Investors       540,000  37.1%    $2,700,000   77.7%    $ 5.00
Total(1)          1,454,131 100.0%    $3,476,978  100.0%
---------------------------
(1) Does not give effect to (i) the exercise of any of the Warrants offered hereby; (ii) the exercise of any of the Underwriter's Warrants; or (iii) the exercise of any of the Bridge or Pre Bridge Warrants also registered herein.

(2) Gives effect to the two reverse stock splits authorized by the Board of Directors and Shareholders.

USE OF PR0CEEDS

     The net proceeds from the sale of the Securities offered hereby, after deducting underwriting commissions and other expenses of the Offering, estimated in the aggregate at $284,100 if only the minimum number of shares of Common Stock are sold, or $428,980 if all shares of Common Stock and Warrants are sold, will be approximately $1,245,900 if the Minimum Offering is sold and $2,325,020 if the Maximum Offering is sold. These proceeds are intended to be applied approximately in the following manner:

                       Minimum   Percentage(1)      Maximum      Percentage(1)
                       Amount                       Amount
Repayment of Bridge
Loan Financing(2)      $ 603,750     48.5%          $ 603,750       26.0%

Expansion of
Inventory(3)             100,000      8.0%            200,000        8.6%

Marketing(4)              50,000      4.0%            100,000        4.3%

Key-man Insurance(5)      25,000      2.0%             25,000        1.1%

Insurance(6)              20,000      1.6%             20,000        0.9%

Expansion and
Acquisition
Program(7)               200,000     16.1%            500,000        21.5%

Working Capital(8)       247,150     19.8%            876,270        37.6%

TOTALS                $1,245,900    100.0%         $2,325,020       100.0%
--------------------------------
(1)  All percentages are rounded to the nearest tenth.

(2) Includes principal and estimated interest payments due on two previous bridge financing transactions completed by the Company in anticipation of this Offering.

(3) Includes an allocation for the expansion of the Company's existing inventory in order to permit management to take advantage of available volume discounts offered by suppliers and to establish initial inventories of new products either developed by the Company or as to which distribution rights have been negotiated.

(4) This allocation is intended to meet the anticipated costs of expanding the Company's marketing and advertising program. Although the Company has not yet finalized its long term marketing plans, management generally intends to (i) investigate the feasibility of expanding its use of independent marketing representatives and to promote its product lines, particularly its proprietary products, to new markets, other than the traditional hospital and health care markets, through the use of a combination of advertisements in specialized trade magazines, attendance at trade shows and a direct mail program to potential end-users; (ii) expand its use of print advertising (including the expansion of current advertising in trade publications) and (iii) develop, printing and distribute product brochures and literature, particularly for the Company's proprietary products. This allocation is estimated to be adequate to meet the cost of such activities for a period of at least one year following the completion of this Offering even if only the minimum Offering is sold.

(5) This allocation is intended to be used by the Company for the purchase of key-man life insurance on The lives of Dr. Stahl and Mr. Steil in the amount of $1,000,000 each. Based upon quotations received by management, this allocation is deemed adequate by management to meet the first year's cost for such insurance for both Dr. Stahl and Mr. Steil.

(6) This allocation is intended to meet the cost of (i) acquiring product liability insurance in a minimum amount of $1 million and (ii) acquiring officers and directors insurance following the completion of this Offering, which management believes to be essential in order to attract new officers and directors with the skills and experience required to fully realize the Company's growth potential. Based upon an investigation by management, this allocation is expected to be adequate to cover the first year premium for such insurance.

(7) This allocation is intended to meet the cost of implementing the Company's expansion program (see, "BUSINESS OF THE COMPANY") and is expected to be adequate for a period of at least one year following the completion of this Offering. However, there are no present plans, proposals, arrangements or understandings to make any acquisitions or purchases of existing businesses.

(8) This allocation will be used as general "Working Capital" to pay various routine administrative and operating expenses of the Company.

In connection with the application of funds for working capital as indicated above, it should be noted that the proceeds from both the Bridge Loans and the Pre Bridge Loans were applied for this purpose and were principally used to pay current obligations of the Company and for inventory purchases. Proceeds from this Offering applied to working capital will also be used primarily to pay for current expenses of operations and to the extent necessary to supplement additional inventory purchases.

     The foregoing categories indicate the allocation of funds in the order of priority and relative percentage of the total proceeds which is expected to be used by the Company for the purposes indicated. The amounts set forth represents the Company's best estimates of its required allocation of funds based upon the current state of its business operations, its current plans, and current economic and industry conditions. The actual expenditures may vary from the estimates set forth in the table above, depending upon a number of factors beyond the control of the Company. Future events, including the problems, expenses, complications and delays frequently encountered by growing businesses, as well as changes in economic conditions or the regulatory environment or the Company's operations, may make changes in the allocation of funds necessary or desirable. It is anticipated that a sufficient reserve has been allocated to "Working Capital" to provide adequate additional funds, without affecting the allocations set forth in other categories. To the extent amounts received are inadequate in any particular area of expenditure, supplemental amounts may be drawn from operating revenues, if any, or from the allocation for "Working Capital." Conversely, in the event that actual expenditures in any particular category are less than the amounts allocated, any amounts not expended will be added to the reserve for "Working Capital."

     It is possible that all or a portion of the funds received in this Offering may not be utilized immediately, in which case the Company may invest unused funds in interest bearing accounts or securities, within limitations,
until expenditure of such funds becomes necessary.   It must be noted that all
funds in the Working Capital category may be used for any purpose deemed appropriate by management without any restriction or say whatsoever by the shareholders including purchasers of Securities herein.


                                 CAPITALIZATION

   The following table sets forth the pro forma capitalization of the Company as of June 30, 1998 as adjusted to give effect to the sale of (i) the minimum and maximum number of Securities offered hereby and (ii) the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's Financial Statements included elsewhere in this Prospectus. See "Financial Statements."

                                                  Adjusted For
                                                  Minimum         Maximum
                             Actual  Pro Forma(1) Offering(2)(4) Offering(3)(4)

Long term debt               $162,038
Stockholders' Equity:
 Preferred stock,
  $0.10 par value,
  no shares outstanding
 Common Stock,
  $0.001 par value,
  20,000,000 shares
  authorized; 464,131
  shares issued and
  outstanding; Pro Forma
  914,131 shares issued
  and outstanding (1);
  1,214,131 shares to be
  outstanding upon sale
  of the minimum offering(2),
  1,454,131 shares upon
  sale of the maximum
  Offering(3)                     464       914       1,214           1,454

Additional paid-in
  capital (3)                 614,476   776,064   1,972,141       3,051,021
Retained Earnings
 (Deficit)                   (224,994) (224,994)   (224,994)       (224,994)
Total stockholders'
equity                        389,946   551,984   1,748,361       2,827,572
Total Capitalization         $551,984  $551,984  $1,748,361      $2,827,572
--------------------

(1) Gives effect to the issuance of 450,000 shares to Dr. Stahl and Mr. Steil consideration of the discharge of the Company's debt to them of $162,038. See "Certain Transactions."

(2) As adjusted to reflect the sale of the Minimum number of Securities offered hereby and the application of the proceeds by the Company.

(3) As adjusted to reflect the sale of the Maximum number of Securities offered hereby and the application of the proceeds by the Company.

(4) Does not give effect to (i) the exercise of any of the Warrants offered hereby; (ii) the exercise of any of the Underwriter's Warrants; or (iii) The exercise of any of the Pre-Bridge or Bridge Warrants.


       MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

Introduction

     The information described herein represents the financial condition and results of operations of the Company's principal subsidiaries, since the Company itself is and has been inactive for more than two years and the acquisition of APO Health, Inc. ("APO") by the Company for accounting purposes has been treated as a purchase by APO (i.e. a reverse acquisition) because of the significance of the assets and operations of APO when compared to the Company. Therefore the financial statements predominantly represent the historical activities and assets of APO and the two other subsidiaries acquired by the Company.

Business of the Company

     The Company distributes medical, dental and veterinary supplies which are manufactured by others. These products include protective garments such as disposable isolation gowns, face masks and gauzes as well as other medical disposable items including latex gloves, needles, syringes and health and beauty aids. Products are marketed and sold primarily (i) on a wholesale basis to other distributors (approximately 79% of total revenues); (ii) directly to doctors, dentists and veterinarians (approximately 18% of total revenues);
(iii) to others including to consumers and through export to foreign countries (approximately 3% of total revenues).

Plan of Operation for the Next Twelve Months

     Since the Company has operated for the last nine years based on the capital it has generated from operations and lending sources, it is anticipated that the Company will continue for at least the next twelve months with the financing and credit alternatives it now has available, assuming no further capital is received and this Offering is not sold. The Company's growth and expansion would be substantially affected by the lack of any new funds from sources other than what is available to the Company presently and no new acquisitions or expansion could be made in the foreseeable future; however, in management's opinion, the Company could continue as previously without additional capital during the next twelve months.

     Assuming the success of this Offering, however, the Company does not anticipate the need for any additional financing during the next year; unless, a presently unforeseen event occurs such as a new acquisition opportunity not now in contemplation, the addition of one or more new products requiring additional marketing expense or other events not presently anticipated.

     During the next twelve months, the Company does not plan to expend any significant funds for research and development as it has been the Company's policy to look at acquisitions of products which are already developed and are ready for marketing. The Company has also in the past relied upon Dr. Stahl for the introduction of new products which have not required great expenditures of cash.

     Presently, and at least for the next twelve months, the Company also does not anticipate any principal expenditures for product development. The significant part of the Company's products are ready for marketing as they are, except, perhaps, for minor improvements, and the Company expects to expend most of the proceeds of the offering for marketing of its products rather than development, based on present foreseeability. The Company expects to allocate approximately $50,000 to $100,000 of the proceeds from this Offering for marketing its products and approximately $100,000 to $200,000 in inventory expansion and other expansion activities such as improving product distribution through increased contact with its present customers and through sales to new customers. The Company believes that applying funds in this manner will contribute to the greatest growth in product distribution, rather than having the Company become entangled in expensive product development activities.

     The Company is now in the process of carrying out its objectives for the expanded marketing of its products. The extent to which the Company can move in this direction will be determined by the funds it receives in the Offering. The Company's marketing objective will be to establish the need for its products by appropriate advertising and increased contact with customers. The Company will also devote effort to controlling manufacturing costs and determining profit margins as part of its marketing effort.

     One of the Company's chief strategies for expanding the marketing of its products is to provide a more diversified product line to be in a position to offer a more complete line of items to its existing customers. In this manner, the Company will be in a position to make ancillary sales of other products to companies who are presently buying only a few items.

     Management also generally expects to look into the feasibility of expanding its use of independent marketing representatives to promote its product lines, particularly its proprietary items, to new markets, other than the traditional hospital and health care industries now served, through the use of a combination of advertisements in trade magazines, attendance at trade shows and a direct mail program to potential end-users. As part of its new advertising effort, the Company will also expand its use of print advertising (including the expansion of current advertising in trade publications). The Company also expects to develop, print and distribute product brochures and literature, particularly for the Company's proprietary products. The Company will also establish a tele-marketing network to achieve greater market penetration. As stated above, a portion of the proceeds of this Offering has been allocated to meet the costs of the Company's expanded sales and marketing program during the coming fiscal year.

     The Company does not expect to expend any significant funds for plant acquisitions or for the purchase of any machinery or equipment, based on current projections for the next twelve months. This, of course, is subject to the status of the Company remaining the same for that period of time and the fact that the Company does not make any new acquisitions during the period of the next twelve months.

     Also, based on present contemplation, there is no future intention to expand the number of employees to any significant degree during the next twelve months.

     In the marketing of its products, the Company will face intense competition in the distribution of hospital supplies, medical and veterinary products. There are a number of companies presently in direct competition with the Company which range from major multinational companies to businesses which are smaller than the Company. Many of the Company's competitors also include its own suppliers of raw materials and manufactured products. Many also have far greater resources, larger numbers of employees and much better market recognition than the Company, making competition particularly intense.

     The consumer health and personal care products marketed by the Company are also highly competitive. Competition in these markets is based principally on price, quality of products and customer service. Although the Company believes that it currently competes favorably as to these factors, due to the high costs associated with quality control and customer service, and the low profit margins typical for these products, there is no assurance that the Company will be able to sustain its competitive position in these markets.

     Several of the consumer markets in which the Company competes are dominated by nationally advertised brand name products marketed by established consumer packaged goods companies. The Company seeks to provide private label products with quality equivalent to nationally advertised brand name products at substantial cost savings to consumers and increased profit potential to retailers. The Company has attempted to soften this competition with the introduction of its increased product line, and the Company believes that it presently offers one of the broadest lines of private label products available when compared to its private label competitors. In the opinion of management, this expanded product line provides the Company with a competitive advantage by offering the Company's customers the ease of administration resulting from a single supplier for many of their product needs.

     The Company's primary competition is in consumer retail products and is generally product specific. Although some crossover does exist, the Company faces a different set of primary competitors in each product line it offers. The Company's position in the industry is insignificant and it competes based primarily on the basis of service and price.

Financial Condition and Liquidity.

(a) Financial Condition.

Assets

Period from September 30, 1997 to June 30, 1998.

From September 30, 1997 to June 30, 1998 total assets increased by $325,246 (approximately 8%). Cash increased by $57,564 and accounts receivable increased by $628,741 while inventory decreased by $247,148 and the "Due from Officer's" account decreased by $97,948, reflecting the most significant changes in assets for the period. The increase in accounts receivable is directly related to the increase in monthly sales during the period.

Years ended September 30, 1997, 1996 and 1995.

     Total assets of the Company increased by approximately thirty-five percent (35%) in fiscal 1997 as compared with fiscal 1996 (i.e. total assets of $4,089,332 for 1997 and $ 3,023,130 for 1996). The notable difference in these periods occurs because of substantially increased accounts receivable in 1997 (i.e. $2,533,090 in 1997 as compared to $1,162,602 in 1996, an increase of approximately 118%).

     This increase was more than sufficient to offset declining cash balances at September 30, 1997, reductions in inventory and other miscellaneous reductions in other assets in 1997 as compared with 1996.

     A comparison of certain significant tangible assets of the Company and Stockholder's Equity for the years ended September 30, 1997, 1996 and 1995, and for the nine months ended June 30, 1998(unaudited) is as follows:

                September 30,    September 30,     September 30,   June 30,
                    1997             1996             1995(1)        1998
                                                                  (unaudited)

Cash            $      1,163     $    129,250      $    247,856    $  109,899
Receivables        2,533,090        1,162,602         1,357,114     3,161,831
Inventory          1,001,219        1,288,278           772,722       754,071
Net Property
 & Equipment          96,323           78,078            76,875        83,720
                  ----------         --------         ---------     ---------
Total           $  3,631,795     $  2,658,208      $  2,454,567    $4,109,521

Stockholders
Equity
(Deficit)       $     32,509(2)   $    23,074(3)   $    327,364(3) $  387,946(2)
----------------------
(1) Represents results of operations and financial condition for the years ended September 30, 1997, 1996 and 1995. Also see "Introduction" above.

(2) Does not include $162,038 in previously taxed profits due to the former shareholders of APO in earnings from operations as a Subchapter S corporation prior to the acquisition of APO by the Company. This amount was paid to the former shareholders in August, 1998 by issuing 450,000 shares of Common Stock.

(3) Does not include $248,038 in previously taxed profits due to the former shareholders of APO in retained earnings from operations as a Subchapter S corporation prior to APO's acquisition by the Company.

     This comparison reveals an increase in tangible assets for each of the periods ended June 30, 1998, September 30, 1997, 1996 and 1995 and reflects the growth of the Company's business in these periods in terms of tangible assets. While the growth of the Company in terms of tangible assets is evident from this comparison, there was a significant cash decline in the years ended 1995, 1996 and 1997 which has improved at June 30, 1998 due to increased business, improved collection of receivables and cash flow since September 30, 1997. The decline in prior years primarily resulted from increases in receivables, the cost of operating at higher levels, underwriting expenses and the cost of making two acquisitions during this two year period.

     The Company utilized cash flow from operations of $486,347 in the year ended September 30, 1997, compared with a cash utilization of $51,405 for the year ended September 30, 1996. The Company had a net cash balance of $1,163 at September 30, 1997 which was a decline of $128,087 from the previous period. The Company also had a cash balance of $129,250 at September 30, 1996 which was a decline of $118,605 compared to September 30, 1995.

     At the same time, a comparison of Stockholder's Equity for the period reveals the impact of net losses incurred by the Company for the years ended September 30, 1996 and 1995; and, by comparison, the slight improvement in net losses for 1997. Stockholder's equity substantially improved at June 30, 1998 compared to the year ended September 30, 1997 because of a return to profitability during the nine month period ended June 30, 1998.

     While management believes that the Company has sufficient liquidity and resources for the next year, the Company's ability to implement its plan for expansion, as described herein, is materially dependent upon the availability of additional capital to the Company through the successful completion of this Offering. It should also be remembered that in contemplation of this Offering, the Company obtained a total of $500,000 in "bridge financing" in two transactions as follows:

     (i) In January, 1996, the Company issued $250,000 in promissory notes to certain investors for interim capital prior to this Offering (hereinafter called the "Pre-Bridge Notes"). After deducting expenses of the financing, including commissions, legal fees and miscellaneous expenses, the net proceeds of $190,000 were used for working capital. The Pre-Bridge Notes were issued at an interest rate of ten percent (10%) and were due at the earlier of (a) December 15, 1996 or (b) the consummation of this Offering. As an added inducement to make the loan to the Company, the noteholders were issued Warrants to purchase a total of 12,500 shares of the Company's Common Stock (as adjusted for two reverse splits of Common Stock) at an adjusted exercise price of $5.00 per share, exercisable until January 3, 2003. The Company also granted Warrants to purchase 6,250 shares of Common Stock (after adjustment) under the same terms to Janssen-Meyers Associates for placement of the Pre-Bridge Notes. All of the holders of the Warrants were also granted certain registration rights and are included in this Registration Statement as selling securityholders. terms and conditions of this transaction were made at arms-length between the parties.

     (ii) In October, 1996, the Company also sold an additional $250,000 in bridge loan notes through the Underwriter herein to certain investors (hereinafter called the "Bridge Notes") to be used for working capital. The terms of the notes were made at arms-length through negotiation with the Underwriter and the investors. The Bridge Notes were issued with eight percent (8%) interest and were payable at the earlier of (a) twelve months from the date of issuance or (b) the consummation of this Offering. For each unit of $25,000 in notes purchased, the Company granted to the noteholders 10,000 shares of Common Stock (or a total of 100,000 shares after giving effect to all reverse stock splits) and warrants to purchase an aggregate of 125,000 shares of Common Stock (or a total of 1,250,000 warrants after adjustment for reverse stock splits) at an adjusted exercise price of $5.00 per share if this Offering sold, exercisable for a period of four (4) years. In addition, the Company paid to the Underwriter a placement fee of $25,000 in connection with the placement of the Bridge Notes plus an unaccountable expense allowance of $7,500 and granted to the Underwriter Warrants (the "Underwriter's Bridge Warrants") to purchase 250,000 shares (or 125,000 shares after giving effect to the recent reverse split of Common Stock) of Common Stock exercisable at $5.00 per share if this Offering is sold. The Underwriter's Bridge Warrants were subsequently cancelled by mutual agreement between the Company and the Underwriter. The placement fee, expense allowance and Warrants granted to the Underwriter were in addition to the compensation to be paid to the Underwriter for its services in the sale of this Offering. Each of the shareholders and Warrantholders (including the Underwriter) were granted certain registration rights and are included in this Registration Statement as selling securityholders.

     The Company is presently in default of both the Pre-Bridge Notes and the Bridge Notes in the total principal amount of $500,000 plus accumulated interest. A substantial portion of the proceeds from this Offering will be used to pay the Pre-Bridge and the Bridge Notes which will have the effect of reducing the amount of proceeds available for the Company's growth and other purposes. Also the issuance of the Common Stock issuable upon the exercise of the Pre-Bridge Warrants and the Bridge Warrants ^^^ will have a dilutive effect on this Offering. See "Certain Transactions," "Dilution" and "Risk Factor 16."

Liabilities

Period From September 30, 1997 to June 30, 1998

From September 30, 1997 to June 30, 1998 total liabilities decreased by $32,191 (approximately 1%). Accounts payable increased by $366,469 and accrued expenses increased by $25,045 while the amount borrowed on the Company's line of credit decreased by $479,292, reflecting the most significant changes in liabilities during the period. The decrease in the amount borrowed on the line of credit during the period occurs because of increased profits for the period plus the decrease in inventory while the increase in payables reflects the increase in current monthly purchases.


Years ended September 30, 1997, 1996 and 1995

     Liabilities for 1997 reflect an increase of $1,142,767 when compared to 1996, was incurred because of the increase in business which the Company did during the 1997 fiscal year and to cover other costs as indicated above and reductions in cash and liquidity during 1997. The Company's total credit line at September 30, 1997 was $2,000,000 (one million dollars in cash and one million dollars in banker's acceptances and letters of credit) and is primarily for working capital and purchases of inventory. In addition, one of the Company's subsidiaries, Universal Medical Distribution, Inc. ("Universal"), has a credit line of approximately $50,000. The Company had available approximately $560,112 (less amounts due on letters of credit) in its credit line at September 30, 1997, taking into account the $50,000 availability of Universal.

     Similarly, reflecting the additional operating activity during the period, accounts payable increased during 1997 by approximately $522,573 compared to 1996.

     The "Loans Payable" account reflects the Company's recent borrowing to meet increased cash needs in anticipation of this Offering. It is expected that these loans will be repaid from the proceeds of the Offering. See "Use of Proceeds."

     Total liabilities of $4,056,823 in 1997 compares with $3,000,056 at September 30, 1996 which management feels is consistent with the Company's growth in the period and the acquisition of two companies during 1996. It should also be remembered that total liabilities for 1997 and 1996 include $162,038 and $248,038 respectively due to the former shareholders (i.e. the shareholders prior to the acquisition of APO by the Company) which represents undistributed income due to them as a result of APO's operations as a Subchapter S corporation.

     While there were changes in the components of assets and liabilities for fiscal 1997 when compared with 1996 and 1995 as indicated above, management believes that all of those changes are consistent with the Company's activity, growth and performance in 1997.

     See "Results of Operations" for additional information. For information regarding liquidity, see Subparagraph (b) "Liquidity" below. For additional information relating to the financial condition of the Company, also see "Inflation" and "Trends Affecting Liquidity, Capital Resources and Operations."

(b) Liquidity

Working capital at June 30, 1998 was $237,808, an improvement of $359,202 from September 30, 1997. The increase in working capital reflects the net income for the period plus depreciation and amortization and amortization less the increase in security deposits.

      Although working capital at September 30, 1997 was a negative $121,394 (compared with working capital of $10,816 at September 30, 1996), the Company had sufficient liquid assets to meet its obligations at the end of fiscal 1997. Principal sources of working capital in 1997 were cash, accounts receivable (i.e. $2,533,090,) and inventory ($1,001,219) and, it should be remembered, that the Company still has other adequate alternative credit resources in its bank credit line to meet any additional foreseeable requirements for current payments.

     Management believes that the decline in liquidity is consistent with its expansion during 1997, the repayment of debt during the period, underwriting costs and the cost of operating at a higher level in that year. In prior years (particularly 1996) the decline was partially reduced and offset by bridge loans made during the period. As previously stated, at September 30, 1997, the Company had notes to individuals and others with an outstanding balance of $500,000 at interest rates from 8% to 10%. These funds were used to acquire Universal, additional inventory, interim working capital and to commence a commercial program which is still in negotiation. The Company is in default of such loans which are intended to be paid from the proceeds of this Offering. See "Application of Proceeds."

     The principal source of funds for the Company's operations during fiscal 1997 has been from the Company's credit line.

     As of September 30, 1997, the Company also had a $2,000,000 credit facility with a financial institution to be used for working capital and purchase of inventory.

     Considering the increased business of the Company during 1997 and the fact that the decline in working capital was partially affected by non-recurring items, management believes that once the assimilation of its different operations are made, the Company will have adequate liquidity in fiscal 1998.

     The Company will have a net loss carry forward of approximately $446,000.

     In combination, management believes that the Company will have adequate working capital and sufficient credit alternatives to fund the Company's operations during the next fiscal year, including support for any planned expansion of sales.

Results of Operations.

Nine months ended June 30, 1998 compared to nine months ended June 30, 1997

Revenue for the nine months ended June 30, 1998 was $24,693,703 compared to $16,302,519 for the nine months ended June 30, 1997, an increase of $8,391,184 or 51%. The primary reason for this increase was the additional volume in the Company's wholesale business.

The cost of revenue as a percentage of net revenues increased to 90.2% from 89% for the nine months ended June 30, 1998 compared to the nine months ended ended June 30, 1997. This reduced the gross profit margin from 11% to 9.8%. The decrease in gross profit margin is due entirely to the increase in wholesale or bulk sales of products which traditionally have a lower profit margin than retail sales which the Company has made. Therefore, as the trend to greater wholesale transactions increases, the volume of sales will be greater, but the Company's profit margins will be smaller.

Total operating expenses for the nine months ended June 30, 1998 increased by $341,869 from June 30, 1997 but as a percentage of sales decreased to 7.8% versus 9.7%. Selling expenses were 3.6% for the nine months ended June 30, 1997. Included in the increase of $173,269 in selling expenses is the amount of $200,000 in bonuses to the Company's two principal officers based on revenues and as set forth in their employment agreements. Without these bonuses selling expenses would have been 2.8% of sales.

General and administrative expenses decreased to 4.2% of sales for the nine months ended June 30, 1998 from 5.3% for the nine months ended June 30, 1997. Even though actual costs increased by $168,600 or 19.3% this was far less than the 51% increase in sales. The reduction in operating costs reflects a greater utilization of both personnel and facilities. Interest expenses for the nine months ended June 30, 1998 was %125,219, a decrease of $55,901 for the nine months ended June 30, 30, 1998. This is the result of a reduction in outstanding credit lines including the line of credit and banker's acceptances.

Years ended September 30, 1997, 1996 and 1995

     The Company's revenues include revenue from the distribution of medical, dental and veterinary supplies. In fiscal 1997 the Company had net revenues of $23,500,981, a substantial increase of $8,885,217 (or 61%) compared to revenues of $14,615,764 for the year ended September 30, 1996.

     While there were slight increases in prices for certain of the Company's products during the year, which in management's opinion did not materially account for the increase in revenues in 1997, the principal reason for this increase results from a substantial increase in wholesale business during the fiscal year ended September 30, 1997 and the Company's offering of additional new products consistent with its plans to become a full-line supplier to the industries served by the Company and, because of its acquisition of a new subsidiary during 1996 whose results of operations are included in 1997 and 1996. Wholesale transactions tend to be larger than individual sales; however,
such sales also tend to increase the cost of sales.   During the fiscal year
ended September 30, 1997, sales shifted in this mix to become predominantly wholesale transactions.

     The cost of revenues in 1997 was approximately 89.5% of total revenues while at September 30, 1996, the cost of revenues was approximately 86.2% of total revenues. This change is substantially due to the change in the type of sale made. As has been said, it has been the Company's experience that the type of sale made affects the cost of revenues. For instance, wholesale or bulk sales result in higher costs than smaller or individual sales. Therefore, in periods where the Company has more bulk sales than individual sales, a higher cost of revenues would be expected.

     Gross profit for 1997 was approximately 10.5% of revenues while gross profit for 1996 was approximately 13.8% of revenues. This decrease is a result of the higher cost of revenues resulting from the difference in product mix. The income from operations for 1997 was approximately 0.9% of revenues (i.e. $211,625) compared with a loss from operations in 1996 of $(133,107).

     General and administrative costs decreased in 1997 as a percentage of revenues . This occurred because the increase in sales was proportionately greater than the increase in general and administrative costs. These costs have generally leveled out since 1995; although, there have been slight increases in management's compensation in January, 1997.

Other costs of operations either remained essentially the same or declined in the period ended September 30, 1997 when compared with 1996.

      However, selling expenses in 1997 were reduced to approximately 4.5% of total revenues compared with 6.2% in 1996, due to more efficient operation of the Company's sales force.

Total operating expenses decreased to approximately 10% in 1997 from approximately 15% in 1996.

     For information with respect to the possible effect of future trends on operations, see the discussion under the caption "Trends Affecting Liquidity, Capital Resources and Operations."

Capital Resources.

     Property and equipment remained essentially the same at September 30, 1997 when compared with September 30, 1996 except for a slight increase of approximately $33,500 in new acquisitions of computers and fixtures in 1997. The Company also incurred approximately $49,500 in additional registration costs. Additional costs are expected to be incurred in connection with the Company's proposed registration statement. See "Plan of Distribution."

     The Company has written off approximately $342,126 in registration costs for prior years.

     There were no material commitments for capital expenditures at the end of fiscal 1997 and management does not foresee any increases in these requirements during the next fiscal year.

     Since the Company is not in the business of manufacturing the products it sells, The Company does not presently anticipate the allocation of significant resources for machinery and equipment purchases or plant acquisition. Any such commitments in the future will be dependent on product demand, additional inventory acquisition and the necessity for further control of delivery of products under new or increased orders. If any change in capital purchase requirements occur in the near future, the Company is likely to arrange financing for such acquisitions from sources which will not require a substantial outlay of cash and will be in proportion to its expansion program.

Inflation.

     Management anticipates that inflation will not have a material effect on the Company's operations in the future. This is principally due to two factors. First, if orders increase due to inflation the Company will have adequate capacity to support not only its present level of operations but, with the addition of personnel, use of its credit line or the successful completion of this financing, it will be able to support an increase in operating levels. Second, although product pricing would be affected by inflation due to higher costs, management believes that public health and safety concerns would outweigh any negative impact of price increases and such increases would not adversely affect the Company's projected sales. Additionally, the pharmaceutical, hospital and health care markets have historically been best able to pass on increased costs which are typically paid by insurance coverage.

Trends Affecting Liquidity, Capital Resources and Operations.

     A number of factors are expected to impact upon the Company's liquidity, capital resources and future operations. Included among these are (i) environmental concerns; (ii) economic factors generally affecting the health care industry; (iii) governmental regulation of the Company's products and (iv) the growing concern in many industries about controlling the spread of infectious disease.

     Some products offered by the Company are made from plastic-based materials which have raised concern among environmental groups over their proper disposal. Although management believes that such concerns are, in many cases, valid, it is also believed that these concerns must be balanced with safety provided by these products against infectious diseases such as AIDS, hepatitis and others. This belief has recently been reinforced by the comprehensive safety regulations issued by the Occupational Safety and Health Administration
(OSHA) which require extensive new measures to combat the spread of infection and disease in many industries which had not previously required such measures. Most importantly, from the point of view of the Company, are the requirements for protective apparel such as that distributed by the Company. Management also believes that the regulations, which are now fully implemented, will increase demand for the Company's products and significantly expand the Company's markets. Based upon recent increased orders, management believes that most significant among these new markets for its products will be the industry looking to comply with the new OSHA regulations.

     Nevertheless, the requirements relating to proper disposal of plastic-based garments are still in question and the Company cannot predict the outcome of any future regulations relating to these matters. Any changes in manufacturing or disposal requirements could result in higher manufacturing costs and less profitability for the Company or, perhaps, complete elimination, which could have a substantially negative impact on liquidity and capital resources in the future.

     Management also believes that the most significant adverse impact upon its liquidity, capital resources and future operations may result from economic pressures to keep the costs of its products low. Spearheaded by health care insurers and now the federal government, the entire health care industry in the United States has come under increasing pressure and scrutiny to reduce unnecessary and wasteful costs. To meet the criticism in recent years over the higher cost of disposable products, the industry has introduced new lines of limited reusable products. These products are designed to be washed and reused from between 25 and 100 times before being replaced. Management believes that such products will not only address the economic concerns but also the environmental issues by reducing the amount of products which are being discarded. However, as already mentioned, in situations where there is a high risk of spreading infection, management believes that the disposable products will continue to have strong appeal and demand in the marketplace.

     Also, as new Company products are introduced, management believes that sales revenues will increase and, over the long term, will result in higher profit margins for the Company. In addition, the existence of the Occupational Safety and Health Administration (OSHA) regulations are expected to have a positive influence on the demand for the Company's products.

     In short, the above factors may each have a significant impact upon the Company's future operations. At present, management believes that safety concerns over the spread of infectious diseases such as AIDS and hepatitis will, at least for the foreseeable future, outweigh economic and environmental concerns. Consequently, management does not anticipate any adverse impact upon its future operations for the foreseeable future. Apart from these factors, management knows of no trends or demands that would adversely affect the financial condition of the Company.

                            BUSINESS OF THE COMPANY

General

     The Company is a multi-faceted distributor of medical, dental and veterinary supplies which are manufactured by others. These products include protective garments such as disposable isolation gowns, face masks and gauzes as well as other medical disposable items such as latex gloves, needles, syringes and health and beauty aids. Products are marketed and sold primarily
(i) on a wholesale basis to other distributors (approximately 79% of total revenues); (ii) directly to doctors, dentists and veterinarians (approximately 18% of total revenues) (iii) to others including to consumers and through export to foreign countries (approximately 3% of total revenues).

     Recently, the Company expanded its product lines in two important ways:

          (i) Through the introduction of proprietary products designed and produced according to the Company's specifications; and

          (ii) Through expanded sales of additional third party products marketed via tele-marketing and other methods of direct sales to physicians, veterinarians, dentists and other wholesalers.

Significant Developments and the Company's Markets.

     Perhaps the single most significant event affecting the disposable medical apparel/products industry (i.e. materials which are designed for single use only) occurred on December 6, 1991 when The Department of Labor, Occupational Safety and Health Administration (OSHA), reported the passing of 29 CFR PART 1910.1030, "Occupational Exposure to Blood borne Pathogens; Final Rule." The mandatory regulations have significantly expanded the requirements for protective apparel not only in the traditional medical/dental fields but also in many industries and organizations where there exists a risk of spreading of infectious diseases such as AIDS and Hepatitis. Management believes that these regulations have had a positive impact upon the Company's sales and earnings and will continue to do so for the foreseeable future because the Company offers products which comply with OSHA's requirements.

     Management believes that since the inception of Xetal, Inc., competitive pricing has been achieved due to opportunistic inventory purchases and a strong sense of anticipating market demands by management. Management believes further that the Company has the marketing strength necessary to increase its sales internally, provided it has an increased availability of funds required to support this growth. The Company's banking lines have grown consistently since its inception; however, these lines are limited and no longer provide the Company with the needed availability of funds to accommodate its potential demand. Management also believes that the new OSHA regulations, which were fully implemented as of May, 1992, will continue to increase demand for the Company's products and expand the Company's potential new markets. Based upon the most recent inquiries received by the Company, management is of the opinion that most significant among these new markets for its products will be hospitals, doctors' and dentists' offices, the emergency service industries, including police, fire, ambulance services and mortician services, which routinely are exposed to unusually high risk of infectious diseases. In addition, its newly acquired veterinary division is expected to increase sales.

Business Strategy

     The Company's primary business strategy is to attain a share of the medical, dental and veterinary supply business for its merchandise while also developing a new proprietary line of products which it will be able to produce at a low cost. The Company seeks to implement its business strategy as follows:

     Expand Product Distribution. Many of the Company's existing customers purchase only a portion of its full line of products. Management seeks to increase the number of its products sold to existing customers both by displacing competitors and by encouraging the adoption by retailers of additional product lines offered by the Company through increased solicitation for related product sales. The Company attempts to offer retailers the cost savings and ease of administration which results from dealing with one supplier for many diverse products and believes that this approach enhances its relationship with retailers by minimizing their costs. Additionally, the Company seeks to expand its level of contract manufacturing for new proprietary products, thereby providing management a greater level of control over pricing of its products.

      Introduction of New Products. The Company seeks to develop new proprietary products which will either be comparable to newly introduced nationally advertised "brand-name" products or which will be completely new to the market. Management also plans to attempt to secure distribution rights to new products introduced by other manufacturers. During fiscal 1995 the Company introduced several new products including GobbleTM (an organic cleaner); FloamTM (an APF fluoride treatment) and ZAP, a topical anaesthetic. Following the acquisition of Dental Alternatives, Inc. from Dr. Stahl in July 1996 (see, "Certain Transactions"), management has formulated plans to introduce during the fourth quarter of fiscal 1997, two new proprietary products, the "DOC Emergency Dental Kit" and "Dr. Stahl's Dental First Aid Center."

      Pursue Strategic Acquisitions. Management believes that the medical, dental and veterinary products distribution market, which is presently typified by a large number of small distributors, suppliers and manufacturers, will undergo additional consolidation as these companies are required to grow in order to meet the demands of the marketplace for flexible manufacturing and sales support services to what is already a consolidating retail market. Based upon this belief, the Company seeks to acquire companies which can strengthen its market share of existing products or which can add private label product lines compatible with the Company's present distribution channels. One such strategic acquisition was the Company's recent acquisition of Universal Medical Distributors, Inc. which was completed in April, 1996. Management continues to evaluate other potential acquisition candidates, although as of the date of this Prospectus no additional viable acquisition candidates have been identified by management. While a portion of the proceeds from this Offering has been allocated as a future reserve for this purpose, management believes that for the most part it will be able to utilize its own securities to make acquisitions, either in whole or in part, in the future thereby preserving cash for the expansion of its operations. There are no present plans, proposals, arrangements or understandings to make any further acquisitions. At present there are also no plans, controls or policies with respect to future transactions with related parties and no such transactions are in
contemplation.   See "Risk Factor Number 14" and "Certain Transactions."

      The Company expects to remain in the same or similar type of business and will primarily consider acquiring similar types of products and related business operations in its planned expansion.

      Emphasize Customer Service. The Company seeks to build and maintain strong relationships with its customers by providing improved product pricing, consistently high quality control and an improved responsiveness to customer needs through the reliable, timely processing and shipment of orders. In today's highly competitive market, customers demand quality products with dependable and expeditious service at the lowest possible price. A portion of the proceeds from this Offering has been allocated to the expansion of the Company's inventory, including both existing products and new, proprietary products. Management believes that by increasing inventories, it will be better able to meet two key factors in satisfying customer demands in the future. First, by being able to buy in quantity management believes it will be able to take advantage of volume discounts from its suppliers thereby allowing it to pass on a part of the savings in the form of lower prices to customers. Second, by expanding inventories of fast moving items, management believes it can improve shipping and delivery time by reducing, or possibly eliminating, those occasions when popular items are out of stock and customers are forced to endure delays while product stocks are replenished.

       Ensure Product Quality. Management considers its commitment to quality to be one of the most important factors in acquiring and maintaining customers. For this reason management seeks to distribute products manufactured by reliable and quality conscious manufacturers with proven safety and quality control records. Furthermore, with respect to its own private label products, management plans to establish a quality control and testing procedure utilizing both internal controls and outside testing by independent laboratories in an attempt to meet quality levels of nationally recognized products.

Products

Currently, the Company distributes approximately 3,000 different products within the medical, dental and veterinary markets. Several of the principal products are described below:

Dental:     The Company markets and distributes protective gloves, needles, prophy angles, barrier protection products, gowns, face masks, gauze products, topical anesthetics and infection control chemicals to the dental industry. Included among such products are the following proprietary products:

FloamTM:    This product is a topical fluoride treatment in a foam format which is offered in four flavors and is marketed as a dental hygiene product for direct consumer use.

Prophy Jet Powder:     This product, marketed and distributed to the dental
industry, is used primarily to prevent clogging and insure even flow through prophy jet units.

GobbleTM:   This product, also marketed and distributed to the dental industry, is a bacterial product which forms a potent biofilm that adheres to evacuation in dental equipment which causes organic waste to be reduced to carbon dioxide and water.

Medical:    The Company markets and distributes protective gloves, tapes, syringes, needles, protective barrier gowns and gauze products to the medical and health care industry.

Veterinarian:   The Company markets and distributes protective gloves, needles, gowns, tapes, and a full line of veterinary products to the veterinary industry.

Dr. Stahl's Dental First Aid Center:   This is a new proprietary product which
the Company plans to market and distribute for direct consumer use. This kit is designed to allow the consumer to perform limited emergency dental functions such as replacing lost fillings and repairing broken dentures.

     In addition to the foregoing, which represent the most popular product lines, the Company distributes a wide range of other medical, dental and veterinary supplies and products. The Company obtains its products from third party manufacturers and suppliers. At the present time, the Company does not have any contractual arrangements with any of its suppliers or manufacturers. Although the Company does not have any such contractual arrangements, the Company believes that there are adequate alternative manufacturers which would be able to provide adequate manufacturing capabilities in the event its present manufacturers were unable, or unwilling, to continue to provide the Company with manufacturing services.

Sales and Marketing.

     The Company's products are sold directly by Company employees, through mail order and by outside, independent sales representatives. The Company's sales organization presently consists of two persons, including Dr. Stahl, the Company's Chief Executive Officer, who oversees a combination of direct salespersons and independent sales representatives. Typically, independent sales representatives who have undertaken to sell the Company's products will agree not to sell similar or competitive products during the time when they represent the Company.

     The Company has recently modified its marketing approach by attempting to capitalize on its wide array of product lines in order to offer mass merchandisers, buying consortiums, drug store and supermarket chains a "package" approach to its private label program. This not only provides customers with attractive and competitive pricing but, in management's opinion, provides the Company with a competitive advantage by offering its customers the ease of administration and cost savings which come with using a single supplier for many of their product needs.

     Although the Company has not yet finalized its long term marketing plans, management generally plans to (i) investigate the feasibility of expanding its use of independent sales marketing representatives and to promote its product lines, particularly its proprietary products, to new markets, other than the traditional hospital and health care markets, through the use of a combination of advertisements in specialized trade magazines, attendance at trade shows and a direct mail program to potential end-users; (ii) expand its use of print advertising (including the expansion of current advertising in trade publications); (iii) develop, print and distribute product brochures and literature, particularly for the Company's proprietary products; and (iv) establish a tele-marketing network to achieve greater market penetration. A portion of the proceeds of this Offering has been allocated to meet the costs of the Company's expanded sales and marketing program during the coming fiscal year.

Government Regulation.

     Approval from the Food and Drug Administration (the "FDA") is not required for marketing or distribution of most of the Company's products. However, certain of the products marketed or being developed and manufactured by the Company are, or will be, subject to regulation as medical devices by the FDA, which has comprehensive authority to regulate the development, production, distribution and promotion of medical devices. Various states and foreign countries in which the Company's products are, or in the future may be sold, may also impose certain additional regulatory requirements. The Company is registered with the FDA as a distributor of various medical devices.

     Pursuant to the federal Food, Drug and Cosmetic Act, and the regulation promulgated thereunder, a medical device is ultimately classified by the FDA as either a Class I, Class II or Class III device. Class I devices are subject to general controls which are applicable to all devices. Such controls include regulations regarding FDA inspection of facilities, "Good Manufacturing Practices," labeling, maintenance of records and filings with the FDA. Class II devices must meet general performance standards established by the FDA before they can be marketed and must adhere to such standards once on the market. Each manufacturer of medical devices is required to register with the FDA and also to file a "510(k) Notification" before initially marketing a new
device intended for humans.   The manufacturer may not market such new device
until 90 days following the filing of such Notification unless the FDA permits
an early marketing date.   The FDA, prior to the expiration of the 90-day
period, may notify the manufacturer that it objects to the marketing of the proposed device and thereby may delay or preclude the manufacturer's ability to market that device. The FDA may also require further data from, or testing by, the manufacturer. The FDA permits the marketing of some medical devices, subject to the general controls under the Act, if the devices are "substantially equivalent" to devices marketed in interstate commerce before May 28, 1976 (the effective date of the Medical Device Amendment to the Act).

Manufacturing and Distribution.

     The Company does not manufacture any of the products it distributes. All of the products distributed by the Company are either purchased from various third-party manufacturers or suppliers as finished products, or are manufactured for the Company according to its specifications directly by various contract manufacturers.

     Previously, the Company relied upon one major supplier, Johnson & Johnson with whom the Company had a purchasing agreement. This agreement has since been terminated and the Company now has several suppliers, the largest of which are K & K, Inc.,, Alora Medical, Inc. Global Marketing, Inc. and Ultra Medics, Inc. The Company believes that its sources of inventory, supplies and materials are plentiful and it is not dependent on any one supplier for access to the goods it sells and that the Company would be in a position to acquire products from various other sources if any of the previously named suppliers were not able to or would refuse to provide the Company with its required inventory.

     The Company stores its inventory of products at its own warehouse facility in Oceanside New York and subsequently distributes them to its customers in fulfillment of customer orders. The Company has no written contracts with any of its manufacturers or suppliers.

     Manufacturers are selected by the Company on the basis of price, availability of payment terms, quality, reliability and the ability of a particular manufacturer to meet the production and delivery requirements of the Company. The utilization of third party manufacturers enables the Company to avoid incurring fixed manufacturing costs and substantial capital expenditures in order to establish in-house manufacturing facilities. However, such use of third party manufacturers does reduce the Company's ability to control the timing and quality of the manufacturing process. Delays in shipments to the Company or defects in products shipped could result in a loss of sales, which could have a materially adverse effect upon the Company's operating results. Manufacturing services performed overseas are typically paid for by letter of credit, with payment being made only upon the proper fulfillment of the express terms of the letter of credit as established by the Company and proper documentation relating thereto. To date, the Company has not experienced any material delays in the delivery of its products or any material quality defect in the products manufactured for it by third party manufacturers.

     The Company's present facility provides the Company with adequate warehousing and storage capacity for the foreseeable future. Although several of the Company's customers take delivery of their products at the Company's facility, typically, the Company will ship its products nationwide using either independent contract carriers or common carriers.

     As the Company continues to develop new proprietary products, management expects that its reliance upon third party contract manufacturers may increase substantially. However, to date the Company has not experienced any difficulties in finding suitable contract manufacturers to meet its needs and management does not expect to have any such difficulty in the future, even considering its potentially increased needs.

Competition.

     The hospital supply and medical products business is intensely competitive. At present, the Company estimates that there are over 20 disposable product companies whose products compete with the Company's present and proposed products. These companies range from major multinational companies to enterprises which are smaller in size and financial strength than the Company. The Company's present and prospective competitors also include the numerous manufacturers and suppliers of reusable medical products. Many of the Company's competitors have far greater financial resources, larger staffs, and more established market recognition in both the domestic and international markets than the Company.

     The consumer health and personal care products markets are also highly competitive. Competition in these markets is based principally on price, quality of products and customer service. Although the Company believes that it currently competes favorably as to these factors, due to the high costs associated with quality control and customer service, and the low profit margins typical for these products, no assurance can be given that the Company will be able to sustain its competitive position in these markets.

     Several of the consumer markets in which the Company competes are dominated by nationally advertised brand name products marketed by established consumer packaged goods companies. The Company seeks to provide private label products with quality equivalent to nationally advertised brand name products at substantial cost savings to consumers and increased profit potential to retailers. The Company believes that it presently offers one of the broadest lines of such private label products available when compared to its private label competitors. In the opinion of management, this breadth of product line provides the Company with a competitive advantage by offering the Company's customers the ease of administration resulting from a single supplier for many of their product needs.

     The Company's primary competition in consumer retail products is generally product specific. Although some crossover does exist, the Company faces a different set of primary competitors in each product line it offers. The Company's position in the industry is insignificant and it competes based primarily on the basis of service and price.

Trademarks, Patents and Licenses.

     At present, the Company does not rely upon any patent protection for any of its products and such protection is not believed to be essential by management because of the character of its products. Further, there is little likelihood that the Company will develop patentable products or processes in the foreseeable future. In the absence of such protection, the Company will primarily rely upon trade secrets and proprietary techniques to attain or maintain any commercial advantage. There is no assurance that competitors will not independently develop and market, or obtain patent protection for products similar to those designed or produced by the Company, and thus negate any advantage of the Company with respect to any such products. Even if patent protection should become available to the Company in the future, there is no assurance that such protection will be commercially beneficial to the Company because of the nature of the industry.

     In connection with the Company's recent acquisition of Dental Alternatives, Inc. from Dr. Jan Stahl, the Company's Chief Executive Officer, the Company also acquired the exclusive right to use the registered trademark "EDKTM" in connection with the marketing of its planned emergency dental kit. See, "Certain Transactions."

Credit Line.

     APO Health, one of the Company's wholly owned subsidiaries, has secured an inventory and accounts receivable credit line from Marine Midland Bank which allows it to borrow up to $2 Million, subject to bank approval. Borrowings are repayable at "prime plus 1 1/2%" on a revolving basis. The bank may terminate the credit line at any time and may refuse to authorize additional borrowing at its discretion. The line of credit is secured by personal guarantees of Dr. Jan Stahl and Peter Steil, officers and directors of the Company. Additionally, the Company has granted Marine Midland Bank a first priority security interest in all of its accounts receivable and inventory.

Customer Base.

     The Company current has approximately 7,000 customers nationwide. Two customers represent approximately 15% of the Company's gross sales. Management does not believe that the loss of any particular customer would have any measurable impact upon the Company's overall revenues or profits from operations.

Employees

     The Company, including its two subsidiaries APO Health and Universal, currently employs a total of 13 persons, of which four (4) persons are executive personnel; two (2) persons are sales persons; four (4) persons are clerical/administrative and three (3) persons are warehousemen. The Company believes its relations with its employees are excellent. None of its employees are members of a labor union.

Facilities

     The Company's offices are located at 3590 Oceanside Avenue, Oceanside New York. The premises contain approximately 9800 square feet under a five year lease (the "Lease") which expires in December 31, 1999 (the "Lease Term"). These premises are occupied under a Lease between the landlord, who is an unaffiliated third party, and an affiliated company PJS Trading Inc., a New York corporation ("PJS") owned by Dr. Stahl and Mr. Steil, which was originally formed by them for the express purpose of entering into this Lease agreement. The Company occupies these premises under an oral agreement with PJS and Dr. Stahl and Mr. Steil whereby the Company has agreed to discharge all of the Lease obligations with the landlord. Management believe that the terms and provisions of this lease agreement, including the rental payments due, are fair and reasonable for similar lease agreements within the same geographic area for similar space. The annual lease payment was approximately $45,080 for the period ended May 1997 and approximately $51,450 per year thereafter. Neither PJS nor Dr. Stahl nor Mr. Steil derive any profit from the Lease nor will they during the balance of the Lease Term and, if extended, for a period of three years thereafter. Management of the Company believes the current facility is adequate for its current operations.


                                   MANAGEMENT

     The officers and directors of the Company, and further information concerning them, are as follows:

Name                     Age                      Position

Dr. Jan Stahl            50               Chairman, Chief Executive Officer,
                                          Secretary, Director

Peter Steil              50               President, Chief Financial Officer,
                                          Director

Kenneth Levanthal        43               Director

   Dr. Stahl and Mr. Steil may be deemed to be "Parents" and organizers of the Company, as that term is defined in the Securities Act of 1933. There are no committees of the Board of Directors. The Board of Directors meets once each year following its shareholder's meeting and at other times at the call of the President. Each of the Directors has been present at all of the Company's meetings during the past year.

Profile of Officers and Directors:

     DR. JAN STAHL is a New York State licensed dentist. Dr. Stahl founded APO Health, the Company's wholly owned subsidiary, in 1987 and has been its Chairman, Chief Executive Officer, Secretary and a Director since such time. Dr. Stahl's primary responsibilities for the Company are in the area of sales and marketing. Prior to founding the Company, Dr. Stahl was a practicing dentist in the state of New York. Dr. Stahl received his DDS Degree from New York University in 1974.

     PETER STEIL co-founded the Company along with Dr. Stahl in 1987 and has been its President and Chief Financial Officer since such time. From 1981 to 1987 Mr. Steil was President of LBS Interdent, Inc. a company engaged in dental product sales. From 1974 to 1981 Mr. Steil was employed as Director of International Technical Support and Sales by Degussa, a European based manufacturer and distributor of dental and medical supplies. Subsequently (from 1984 to 1986) he was employed by Orbident International, the international sales division of Darby Drugs. Mr. Steil's training is in mechanical engineering having received his Technical Degree from Tuebingen University, Germany, in 1974.

     KENNETH LEVANTHAL founded Universal Medical Distributors, Inc. ("Universal"), in 1985 and has served as its president since such time. Universal is a recently acquired subsidiary of the Company. Prior to founding Universal, Mr. Levanthal had been employed as Executive Vice President of Medarco Corp., a division of Omnicare, Inc., having been employed by Medarco Corp. since 1977, prior to and following its acquisition by W.R. Grace & Co. (the parent company of Omnicare Inc.). Omnicare consisted of various health care companies, with Medarco specializing in the sale of veterinary products as part of its Veratex Group which sold medical products to physicians, dentists and veterinarians. Mr. Levanthal graduated from Boston University in 1977 receiving his Bachelors Degree.


                             EXECUTIVE COMPENSATION

     The following table sets forth information relating to remuneration received by officers and directors as of September 30, 1997, the end of the Company's most recent fiscal year compared with the previous year, as well as indicating the compensation agreements made for each of them.


                    Annual Compensation(1)         Long Term Compensation

Name and Principal                                 Restricted    All Other
Position             Year   Salary    Bonus       Stock Awards  Compensation

Jan Stahl, CEO(1)(2) 1997  $125,000   $6,375 (4)        -0-        -0-
(5)                  1996   $96,200    Waived           -0-        -0-
                     1995   $90,700    Waived           -0-        -0-

Peter Steil,
President(1)(2)(5)   1997  $100,000   $6,375(4)         -0-        -0-
                     1996   $70,200    Waived           -0-        -0-
                     1995   $70,200    Waived           -0-        -0-

Kenneth
Levanthal(2)(3)(5)   1997   $78,000    n/a              -0-        -0-
                     1996   $45,000    n/a              -0-        -0-
-----------------------------------------------------------

(1) The Company has written compensation arrangements with each of Dr. Stahl and Mr. Steil as more particularly described below. It should be noted that the figures listed as "salary" include both base salary and earned commissions, but do not included annual bonus amounts, if any, which are listed separately under the "bonus" column.

(2) Dr. Stahl's compensation was increased to $125,000 on January 1, 1997 and Mr. Steil's compensation was increased to $100,000 on January 1, 1997. Kenneth Levanthal's salary was also increased to $78,000 on January 1, 1997.

(3)  Mr. Levanthal was not employed by the Company prior to fiscal 1996.

(4) Any balance for bonus compensation above the $6,375 amount was waived by Dr. Stahl and Mr. Steil for 1997. The entire bonus compensation for 1996 was waived.

(5) For the nine months ended June 30, 1998, Dr. Stahl received $104,650 in salary and Mr. Steil was paid $89,150 in salary. In August of 1998, Dr. Stahl and Mr. Steil received a total of $200,000 in bonus compensation for the year ended September 30, 1998. Both Dr. Stahl and Mr. Steil have agreed to waive any bonus in excess of $200,000 to which they may be entitled for 1998. Mr. Levanthal received $58,500 in salary for the period and no bonus compensation.

(6) None of the foregoing named persons received any restricted stock awards or other compensation for 1998.

     In January, 1996, the Company entered into employment agreements with Dr. Stahl and Mr. Steil. The agreements provide that each will be employed by the Company for a three-year term expiring December 31, 1998. Each shall receive an annual base salary of $125,000, subject to increases tied to changes in the consumer price index, and car lease and expense allowances totaling $600 per month and health and medical benefits. In addition, under the terms of the employment agreements, each of Dr. Stahl and Mr. Steil will receive a bonus equivalent to 1% of gross revenues of the Company in excess of $11,000,000 in any given fiscal year period. As previously stated above, Dr. Stahl and Mr. Steil have waived any additional compensation regarding salary or bonuses for the year ended September 30, 1996 and have partially waived bonus income for the years ended September 30, 1997 and 1998.

     Except as herein above described, the Company has no other employment contracts, or any retirement, pension, profit sharing or insurance plan covering its officers or directors.


                              CERTAIN TRANSACTIONS

     1. In September, 1994, the Company entered into an agreement with Xetal, Inc. a New York corporation operating under the name "APO Health" pursuant to which the Company acquired all of the capital stock of APO Health in a stock-for-stock exchange. As a result, APO Health became a subsidiary of the Company and management of APO Health became principal shareholders of the Company. In connection with the transaction, the Company changed its name from "Insurance Kingdom Agency, Inc." to its present name. Thereafter, APO Health formally changed its name to APO Health, Inc. Prior to its acquisition, APO Health was a privately owned company all of whose capital stock was owned by Dr. Jan Stahl and Peter Steil. In consideration for their shares of APO Health, the Company issued to each of Dr. Stahl and Mr. Steil 50,000 shares of its Common Stock (or a total of 100,000 shares), as adjusted for the Company's two reverse stock splits. Dr. Stahl and Mr. Steil then became officers and directors of the Company.

     2. In January, 1996 the Company issued an aggregate of $250,000 principal amount of promissory notes (the "Pre-Bridge Notes') to certain investors (the "Pre-Bridge Lenders") who provided interim financing (the "Pre-Bridge Financing") for the Company and who are selling security holders in this Offering. The net proceeds of the Pre-Bridge financing, after deducting commissions, legal and miscellaneous expenses (including legal, accounting and printing expenses) of the Pre-Bridge Financing were $190,000, all of which was used for working capital. The Pre-Bridge Notes bear interest at 10% per annum and are due and payable, upon the earlier of (i) December 15, 1996 or (ii) the consummation of this Offering. Interest on the Pre-Bridge Notes is payable semi-annually on June 15,1996 and December 15, 1996. Payment of the principal amount of the Pre-Bridge Notes and accrued interest for the December 15, 1996 semi-annual period are presently in default. From the proceeds of this Offering, $250,000 plus accrued interest thereon will be used to repay the Pre-Bridge Notes. Additionally, the Pre-Bridge Lenders received warrants (the "Pre-Bridge Lenders Warrants") to purchase an aggregate of 12,500 shares (as adjusted for two reverse stock splits) of Common Stock of the Company at an adjusted exercise price of $5.00 per share. The Pre-Bridge Lenders Warrants are exercisable for a period of seven (7) years ending January 3, 2003. The Company also granted the Pre-Bridge Lenders certain demand and "piggy-back" registration rights with respect to the shares of Common Stock underlying the Pre-Bridge Lenders Warrants. Under the terms of the Pre-Bridge Lenders Warrants, the underlying shares of Common Stock are deemed to be part of the same class of securities as the Shares offered in this Offering.

     3. In connection with the Pre-Bridge financing, the Company issued to Janssen-Meyers Associates, L.P. ("Janssen-Meyers"), for its services as placement agent in the Pre-Bridge financing, warrants to purchase 6,250 shares of Common Stock (as adjusted for two reverse stock splits), also at an adjusted exercise price of $5.00 per share. The warrants are exercisable for a period of seven (7) years ending January 3, 2003. The Company also granted Janssen-Meyers certain demand and "piggy-back" registration rights similar to those granted to the Pre-Bridge Lenders with respect to the shares of common Stock underlying the Warrants.

     4. In October, 1996 the Company, through the Underwriter herein, offered an aggregate of $250,000 principal amount of promissory notes (the "Bridge Notes') to certain investors (the "Bridge Lenders") who, through the purchase of such securities provided interim financing (the "Bridge Financing") for the Company and who are selling security holders in this Offering. The net proceeds of the Bridge Financing, after deducting commissions and miscellaneous expenses (including legal, accounting and printing expenses) of the Bridge Financing were $207,500, all of which was used for working capital. The Bridge Notes bear interest at 8% per annum and are due and payable, upon the earlier of (i) twelve months from the date of their issuance or (ii) the consummation of this Offering. Interest on the Bridge Notes is payable monthly commencing one month from the date of their issuance. From the proceeds of this Offering, $250,000 will be used to repay the Bridge Notes, plus accrued interest thereon. Additionally the Bridge Lenders received (a) a total of 100,000 Shares of Common Stock plus (b) warrants (the "Bridge Lenders Warrants") to purchase an aggregate of 1,125,000 Shares of Common Stock at an exercise price of $5.00 per share (after adjustment for all reverse splits). The Bridge Lenders Warrants are exercisable for a period of four (4) years commencing one year from the date of their issuance. The Company also granted the Bridge Lenders certain demand and "piggy-back" registration rights with respect to the Shares, the Bridge Lenders Warrants and the Shares underlying the Bridge Lenders Warrants. Under the terms of the Bridge Lenders Warrants, the Bridge Lender's Warrants and the underlying shares of Common Stock are deemed to be part of the same class of securities as the Shares offered in this Offering. In connection with the sale of the Bridge Notes, the Underwriter received a commission with respect thereto equal to ten (10%) percent of the total amount raised, or $25,000. In addition, the Underwriter also received an unaccountable expense allowance equal to three (3%) per cent of the total amount raised, or $7,500. Also, in connection with the Bridge Financing, the Company issued to Morgan Grant Capital Corp. (the " Underwriter") for its services as placement agent in the Bridge Financing, warrants (the "Underwriter's Bridge Warrants") to purchase 125,000 shares of Common Stock (after adjustment) at a price of $5.00 per share. The Underwriter's Bridge Warrants are exercisable for a period of four (4) years commencing one year from the date of their issuance. The Company also granted to the Underwriter certain demand and "piggy-back" registration rights with respect to the Underwriter's Bridge Warrants and Shares underlying the Underwriter's Bridge Warrants. Subsequently, by mutual agreement between the Company and the Underwriter, the Underwriter's Bridge Warrants were cancelled.

     5. In July 1996, the Company entered into an agreement with Dental Alternatives, Inc., a New York corporation wholly owned by Dr. Stahl and Mr. Steil, pursuant to which the Company acquired all of the capital stock of Dental Alternatives, Inc. in a stock for stock exchange. As a result, Dental Alternatives Inc. became a subsidiary of the Company. In consideration for their shares of Dental Alternatives, Inc., the Company issued to Dr. Stahl and
Mr. Steil   200,000 Shares (100,000 Shares each), as adjusted for both of the
Company's reverse stock splits.

     6. In March 1994 the Company entered into a Consulting Agreement (the "Agreement") with Ameristar Group Incorporated ("Ameristar") whereby Ameristar was engaged to assist the Company and its management in finding and evaluating potential business projects and generally to assist in the implementation of its business and financial plan. This Agreement has been ongoing and subject to termination upon 30 days prior notice by either party. In addition to monthly fees payable to Ameristar for its services, by an amendment to the Agreement dated September 23, 1994 Ameristar was issued 10,000 shares of Common Stock, as adjusted for both of the Company's reverse stock splits. Ameristar was also granted certain "piggy-back" and demand registration rights with respect to these shares and, by reason thereof, Ameristar's shares have been included herein and Ameristar is a Selling Shareholder as listed in this Prospectus. The principals of Ameristar are Joseph Messina and Martin Saposnic, neither of whom are affiliates of the Company.

     7. The Company has agreed to issue a total of 450,000 shares of Common Stock to Dr. Stahl (225,000 Shares) and Mr. Steil (225,000 Shares) in consideration of their agreement to release the Company from a debt to them of $162,038. The debt represents the accumulated profits from operations of one of the Company's predecessors which was earned when it was a Subchapter S corporation and prior to the time that the Company acquired it as a subsidiary, reversing the Subchapter S. status of that Company. The accumulated profits were not previously paid to Dr. Stahl and Mr. Steil at the time the Subchapter S status was changed. The price range during the time of the issuance of the shares was between a high bid of $0.625 per share and a low bid of $0.53125. per share.

     The number of shares issuable in Items 1, 3, 5, 6 and 7 above were determined arbitrarily and were influenced by management's best determination of the value of the property being acquired or the services rendered.


            MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     The Shares of the Company's common stock commenced trading on February 28, 1995. The principal market on which the Company's securities are traded is the over-the-counter market on the OTC Electronic "Bulletin Board" and is currently traded under the symbol "XETX." Since trading commenced, the Shares "bid" price has ranged from a low bid price of $ 0.53125 to a high bid price of $1.5 as reflected in the following table which indicates the range of high and low bid quotations for the Company's Common Stock which were listed for the Company's Common Stock for the periods indicated:

                     High Bid   Low Bid
1997

First Quarter          1.5        1.25
Second Quarter         1.5        0.75
Third Quarter          0.75       0.75
Fourth Quarter         0.75       0.75

1998

First Quarter          0.75       0.625
Second Quarter         0.625      0.53125
Third Quarter          0.625      0.53125
---------------

There were no inside quotes on the OTC Bulletin Board prior to the first quarter of 1997.

     The above quotations, reported by the National Quotation Bureau, represent prices between dealers and do not include retail mark-ups, mark-downs or commissions. such quotations do not necessarily represent actual transactions. Prior to this Offering there has been only a limited public market for the Common Shares. Quotations for the Common Shares have been by dealers appearing as market makers on the OTC Bulletin Board, and such quotations have generally been by inquiry. Furthermore, trading of the Common Shares has been sporadic and in relatively small volumes and, as a result, purchases or sales of relatively small amounts of Common Shares can significantly impact quoted prices. The Company believe that the actual Bulletin Board quotations as set forth above are not reflective of an established market for the shares of the Company's Common Stock in which such shares of Common Stock trade freely.

     On -----------,1998 the reported bid price for the shares of the Company's Common Stock was $------ per share; there were ----- record holders of the Company's common Stock; and there were -------- (--) market makers for the Company's securities.


                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of the date of this Prospectus certain information regarding the beneficial ownership of the Company's Common Stock by
(i) each person who is known by the Company to own beneficially 10% of the Company's outstanding Common Stock; (ii) each of the Company's officers and directors; and (iii) all directors and officers of the Company as a group.



                    Number         Percent        Percent
                    of Shares      Owned Before   Owned After
                    Owned          Offering       Offering(1)(2)(3)
    Name                           (1)(2)(3)      Minimum  Maximum
Dr. Jan Stahl
3141 Ann Street
Baldwin, NY 11510   375,000          41%           30.9%     25.8%

Peter Steil
430 East Olive
Long Beach, NY 1156 362,500        39,6%           29.9%     24.9%

Kenneth Levanthal
24 Meadowbrook Road
Huntington Station
New York 11725        5,000         0.6%            0.4%      0.3%

All Directors and
Officers as a Group
(3 Persons)         742,500        81.2%           61.2%     51.9%


(1) Based upon 914,131 Shares being issued and outstanding as of the date of this Prospectus as adjusted for the Company's 1-for-10 reverse split and its recent 1-for-2 reverse split. The number of shares shown in this table includes 450,000 shares of Common Stock recently authorized by the Board of Directors for Dr. Stahl (225,000 shares of Common Stock) and Mr. Steil (225,000 shares) in consideration of their release of an indebtedness to them of $162,038 from the Company.

(2) Does not give effect to the possible exercise of any of the Warrants included in the Securities offered hereby.

(3) Does not give effect to the possible exercise of any of the Underwriter's Warrants or the Pre-Bridge and Bridge Warrants.

See "Certain Transactions" for additional information with respect to the holdings of selling security holders.


                 SELLING SHAREHOLDERS AND PLAN OF DISTRIBUTION

    In addition to the Securities being sold by the Company hereunder, 110,000 shares of Common Stock will also be sold by the Selling Shareholders set forth below ("Selling Shareholders"). Also being registered hereby are 1,250,000 Bridge Warrants and 1,250,000 shares of Common Stock issuable upon the exercise of the Bridge Shares underlying the Bridge Warrants and 12,500 Warrants and 12,500 of Common Stock issuable upon the exercise of the Pre-Bridge Warrants. The Securities being sold by the Selling Shareholders are not part of the offering by the Company and the Company will not receive any proceeds from the sale of the Securities by the Selling Shareholders. These Securities were originally issued by the Company in transactions not involving any public offering. All purchasers of the ^^^Bridge and Pre-Bridge Lenders' Warrants and/or Common Stock were accredited investors as that term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"). The Company has agreed to register these Securities under the Act concurrently with this Offering and to pay the expenses in connection therewith (exclusive of commissions and the fees and expenses of counsel for Selling Shareholders). The Bridge Lenders' and Pre-Bridge Lenders' Warrants and shares of Common Stock underlying the Warrants to be offered by the Selling Shareholders are identical to the shares of Common Stock and Warrants offered herein by the Company and have been included in the Registration Statement of which this Prospectus forms a part. None of the Selling Shareholders (or Warrantholders) have any material relationship with the Company. Certain of the holders of the Bridge Shares and Bridge Warrants previously entered into a lock-up agreement whereby each of them agreed not to sell, assign or transfer their Bridge Shares or Bridge Warrants for a period of twenty-four months from the date of issuance. Each of the lock-up agreements expired on September 30, 1998 and will have no further effect.

                                              Approximate Percentage(2)
                       Shares    Warrants    Before       After    Offering
Name and Address       Owned(1)  Owned(1)    Offering     Minimum  Maximum

Glen Nortman
88 Foxwood Drive
Jericho, NY 11753        5,000     63,750(3)   3.10%        2.72%    2.48%


Gary Lyle Brustein
201 Brookville Road
Brookville, NY 11545    10,000    126,250(3)   6.19%        5.44%    4.96%

Ameristar Group
Incorporated
Suite 1710
444 Madison Avenue
New York, NY 10022      10,000        -        0.46%        0.40%    0.37%

Capital Planning
Holding Corp.
3 Asccot Ridge
Great Neck, NY 11021     5,000     62,500      3.10%        2.72%    2.48%

Jano and Jano Builders,
Ltd.
155 Westwood Drive
Westbury, NY 11590      10,000    125,000      6.19%        5.44%    4.96%

Jay G. Goldman
745 Fifth Avenue
New York, NY 10151       5,000     62,500      3.10%        2.72%    2.48%

Jay Goldman,
Master Limited
Partnership
745 Fifth Avenue
New York, NY 10151       5,000     62,500      3.10%        2.72%    2.48%

Christopher Mackie
50 Pummick Street
Bluepoint, NY 11715      5,000     62,500      3.10%        2.72%    2.48%

Wainscott Capital, Ltd
Seaton House
Suite 2
17-19 Seaton Place,
St. Healier, Jersey
Channel Islands         20,000    250,000      12.38%       10.89%    9.92%

Neil Jeffrey Weissman
3 Piper Drive
Searington, NY 11507    15,000    187,500      9.26%        8.14%    7.43%

Harry Zarin
73-79 Park Drive
EastFlushing, NY 11367  10,000    125,000      6.19%        5.44%    4.96%

Robert Zarin
9 Stewart Lane
 Kings Point, NY 11024  10,000    125,000      6.19%        5.44%    4.96%

Joseph Perri
10 Whalewell Place
Staten Island, NY 10304    -        5,000      0.22%        0.20%    0.18%

Ernest Milchman
25 Rockledge Avenue
White Plains, NY 10601     -        2,500      0.11%        0.10%    0.09%

Jeffrey Nortman
72 Eagle Chase
Woodbury, NY 11797         -        1,250      0.06%        0.05%    0.05%

Daniel Horowitz
12 Rodeo Circle
Syosset, NY 11791          -        1,250      0.06%        0.05%    0.05%

Janssen-Meyers
Associates, L.P.
17 State Street
New York, NY 10004          -        6,250     0.28%        0.25%    0.23%

--------------------------------------
(1) Represents the total number of shares of Common Stock and Warrants owned by the Selling Shareholders which are being registered hereunder for sale to the public. Except for Ameristar Group, Incorporated and Janssen-Meyers, L.P., the Selling Shareholders are the Bridge Lenders and Pre-Bridge Lenders. See "Certain Transactions."

(2) In determining the percentages represented by the holding of each Selling Shareholder, it has been assumed that all warrants listed in the above table have been exercised, but that none of the Warrants which are being offered hereby, or any of the Underwriter's Warrants, have been exercised. Consequently, the above stated percentages are based upon a total assumed capitalization equal to 914,131 Shares presently issued and outstanding, plus 1,262,500 Shares to be issued upon exercise of the Bridge Warrants and Pre-Bridge Warrants and 6,250 Shares to be issued upon the exercise of the Warrants issued to Janssen-Meyers. Consequently, it is assumed for purposes of the above table that the number of Shares outstanding prior to this Offering was 2,182,881; the number of Shares to be outstanding following the minimum Offering herein will be 2,482,631; and the number of Shares to be outstanding following the maximum Offering herein will be 2,722,881.

(3) Includes 1,250 Pre-Bridge Warrants. In the event that any of the Selling Shareholders are released from their lock-up agreements, the NASD has required that any NASD member acquiring released shares from the Selling Stockholders must notify the NASD of the lock-up release and disclose the purchase price and other material terms of the sale of such released shares. The Selling Shareholders may be deemed to be "underwriters" under the federal securities laws and may also be subject to certain restrictions imposed by Regulation M which prohibits selling shareholders from bidding for, purchasing or attempting to bid for or purchase a covered security during an applicable restricted period, unless an exemption permits the activity, among other things.

     The sale of Common Stock by the Selling Shareholders at the same time as the Offering by the Company could have adverse effects on the sale of stock by the Company which could result in a delay of the Offering, postponement or abandonment. See "Risk Factor 26."

    It should be noted that upon registration, provided a prospectus is delivered, the Selling Shareholders will be free to sell their shares by offering them through the Underwriter or, if desired, through other broker/dealers of their own choice or otherwise in off market, private transactions. In any event, the Selling Shareholders are free to sell their shares independently from the Company and in competition with the Offering proposed by this Prospectus.


                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, which is filed as an exhibit to this Registration Statement, the Company is offering a minimum of 300,000 shares of Common Stock and 300,000 Warrants for a total Offering price of $1,530,000 (the "Minimum Offering), and a maximum of 540,000 shares of Common Stock and 540,000 Warrants for a total Offering price of $2,754,000 (the "Maximum Offering), at a purchase price of $5.00 per share of Common Stock and $0.10 per Warrant. Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $5.00 per share and is exercisable for a period of four years commencing one year from the date of this Prospectus. The Company has agreed to pay Morgan Grant Capital Corp. (the "Underwriter") a commission of ten (10%) per cent of the gross sale price of all Securities sold in this Offering ($153,000 if only the Minimum Offering is sold and $275,400 if the Maximum Offering is sold). The Underwriter has made no commitment to sell any of the Securities offered hereby and no assurance is given that any of the Securities will be sold. The Underwriter has agreed to use its "best efforts" to sell the Securities.

     The Underwriter has the option to engage other broker-dealers who are members of the National Association of Securities Dealers, Inc. (the "Selected Participating Dealers") to assist in the sale of these Securities. At the date hereof, the Underwriter has not reached any agreement with any Selected Participating Dealers to conduct selling efforts with respect to the Company's Securities offered hereby. In the event that any agreement is reached between the Underwriter and any Selected Participating Dealers, the Underwriter intends to reallow to such participating broker-dealers up to ---% of the full 10% underwriting commission.

     The proceeds from the sale of the Securities offered hereby will be held in an escrow account at the Chase Manhattan Bank, New York, New York (the "Escrow Account"), until a minimum of 300,000 shares of Common Stock and 300,000 Warrants have been sold and $1,530,000 is deposited in the Escrow Account. If at least 300,000 shares of Common Stock and 300,000 Warrants are not sold by 60 days from the date of this Prospectus, which date may be extended for an additional period of 30 days by the Company and the Underwriter, the proceeds received from investors will be promptly refunded to the investors in full without interest thereon and or deduction of any kind therefrom. There is no minimum sale required for the Warrants offered hereby. Until the proceeds from the sale of at least 300,000 shares of Common Stock and 300,000 Warrants are deposited in escrow, investors will not be securities holders nor able to demand the return of their subscription proceeds.

     All purchasers' checks should be made payable to "Xetal, Inc. Escrow Account." Certificates evidencing the Shares and Warrants will be issued to purchasers only if the proceeds from the sale of at least 300,000 shares of Common Stock and 300,000 Warrants are actually deposited in the Escrow Account and released to the Company pursuant to the Escrow Agreement. Until such time as the proceeds are actually received by the Company and the certificates delivered to the purchasers thereof, such purchasers will be deemed subscribers and not security holders of the Company. During the selling period, purchasers will have no right to demand the return of their subscription proceeds and no interest will be paid on amounts on deposit. If the minimum proceeds are successfully obtained, the Offering will continue until completed, until the maximum period of the Offering has elapsed or until the Offering is terminated by the Company and the Underwriter, whichever occurs first.

     The Company has also agreed to sell to the Underwriter warrants (the "Underwriter's Warrants) at a purchase price of $0.0001 per Underwriter's Warrant to acquire an aggregate of 54,000 shares of Common Stock exercisable for a period of four years commencing one year from the date of this Prospectus, at an exercise price equal to 165% of the price of the Common Stock to the public in this Offering (or $8.25 per share), subject to adjustment in amount pro rata in the event all of the Common Stock and/or Warrants are not sold in this Offering. The Underwriter's Warrants grant to the holder thereof certain demand and "piggy-back" registration rights for a period of five years from the date of this Prospectus with respect to the registration under the Act of the securities issuable upon the exercise of the Underwriter's Warrants. See, "Description of Securities - Underwriter's Warrants."

     In accordance with the Underwriting Agreement, the Underwriter has been granted the option of designating an individual to serve on the Company's Board of Directors for a period of at least three years after completion of this Offering. The Underwriter has not advised the Company whether it will exercise such Option, or, if so, who it will designate.

     The Underwriting Agreement also provides that the Company will pay a non-accountable expense allowance equal to two percent (2%) of the gross proceeds of this Offering to the Underwriter ($30,600 if only the Minimum Offering is sold or $55,080 if the Maximum Offering is sold) of which $25,000 has been paid as of the date of this Prospectus. The Company has also agreed to pay all expenses in connection with qualifying the Securities offered hereby for sale under the laws of such states as the Underwriter may designate, including fees and expenses of counsel retained for such purposes, certain costs of investigatory searches of the Company's executive officers and other expenses in connection with the Offering.

     The Underwriter has informed the Company that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

     All of the Company's officers and directors, constituting in the aggregate 742,500 shares of Common Stock in the aggregate), have agreed not to sell their shares without the consent of the Underwriter for a period of 24 months from the date of this Prospectus. The Underwriting Agreement provides that the Company will not offer any shares of Common Stock, preferred stock, options to purchase Common Stock, warrants or any other securities convertible into shares of Common Stock within three years after the date this Prospectus without the consent of Underwriter, except that the Company may issue up to 100,000 shares of Common Stock in connection with an employee stock option plan. The Underwriting Agreement provides that the Underwriter will have a right of first refusal for any sale of securities to be made by the Company for a period of five years after the date of this Prospectus.

    The Underwriter proposes to negotiate with the Selling Shareholders with respect to the sale of their Shares; however, as of the date hereof, no such agreements, plans or understandings have been agreed to for the Sale of the Selling Stockholder's Shares. Previously the Bridge noteholders were subject to lock-up agreements with respect to the sale of their Shares but such agreements ^^have expired ^^at September 30, 1998.

     In the event that any of the Selling Shareholders are released from their lock-up agreements, the NASD has required that any NASD member acquiring released shares from the Selling Shareholders must notify the NASD of the lock-up release and disclose the purchase price and other material terms of the sale of such released shares.

     The Underwriting Agreement provides that the Company will neither solicit the exercise of the Warrants being offered hereby, nor authorize any dealer to engage in such solicitation without the consent of the Underwriter. Upon the exercise of the Warrants, the Company has agreed to pay to the Underwriter a commission equal to seven (7%) per cent of the aggregate exercise price. The commission will be payable only if (i) the Warrant is exercised at least 12 months after the date of this Prospectus; (ii) the market price of the Common Stock on the date that the Warrant is exercised is greater than the exercise price of the Warrants; (iii) the exercise of the Warrant was solicited by a member of the National Association of Securities Dealers, Inc.; (iv) the Warrant is not held in a discretionary account; (v) disclosure of the compensation arrangement is made at the time of the exercise of the Warrant;
(vi) the holder of the Warrant has stated in writing that the exercise was solicited and designated in writing the soliciting broker/dealer; and (vii) solicitation and exercise of the Warrant was not in violation of Regulation M promulgated under the Exchange Act. However, no fee will be payable to the Underwriter in connection with the Warrants voluntarily exercised without solicitation by the Underwriter.

     The Underwriting Agreement also provides for reciprocal indemnification between the Company and the Underwriter against certain liabilities in connection with the Registration Statement, including liabilities under the Act. To the extent that the Underwriting Agreement may purport to provide exculpation from possible liabilities arising under the federal securities laws, it is the opinion of the Commission that such indemnification is contrary to public policy and unenforceable.

     The Underwriter may elect not to proceed with the Offering at anytime without penalty if, in its sole discretion and acting in good faith, it believes that no favorable public market exists for the sale of the Securities. The Underwriting Agreement may also be terminated by the Underwriter if, among other things, at any time prior to the closing of this Offering, there shall have occurred a material adverse change in the conditions or obligations of the Company or which change, in the sole judgement of the Underwriter, will have adversely affected the marketability of the securities offered hereby and will have made it impracticable or inadvisable to proceed with this Offering.

     The foregoing does not purport to be a complete statement of the terms and conditions of the amended Underwriting Agreement, copies of which are on file at the offices of the Underwriter and the Company and which are filed as an exhibit to the Registration Statement. See "Additional Information."


                           DESCRIPTION OF SECURITIES

Common Stock

     The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value per share, of which 914,131 shares are presently issued and outstanding (after adjustments), including 100,000 shares of Common Stock in the aggregate issued to the Bridge Lenders. Each outstanding share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company;
(iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

     All Shares which are the subject of this Offering, when issued, will be fully paid for and non-assessable, with no personal liability attaching to the ownership thereof. The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. Even if all Shares offered are subscribed for, present management will continue to own over 50% of the Company's issued and outstanding shares and will, therefore, be able to elect all of the Company's Directors, appoint all of its officers and control its operations.

Common Stock Purchase Warrants

     The Common Stock Purchase Warrants ("Warrants") will be issued in registered form under and subject to the terms of a warrant agreement dated as of the date of this Prospectus (the "Warrant Agreement"). The following statements are a brief summary of certain provisions of the warrant agreement and are subject to the detailed provisions thereof, to which reference is made for a complete statement of such provisions. Copies of the Warrant Agreement may be obtained from the Company and have been filed with the Securities and Exchange Commission as an Exhibit to the Registration Statement of which this Prospectus is a part.

     The Warrants are offered separately and each Warrant entitles the holder thereof to purchase one additional share of Common Stock during the four (4) year period commencing one year after the date of this Prospectus, as herein defined, at a price of $5.00. The initial Offering price of the Warrants will
be $0.10 per Warrant.   See "General Terms Applicable to Warrants, Pre-Bridge
Warrants and Bridge Warrants" for additional information.

Pre-Bridge and Bridge Warrants

There are issued and outstanding an aggregate of 1,250,000 Bridge Lenders' Warrants and 12,500 Pre-Bridge Warrants (after adjustment) entitling the holders thereof to purchase an aggregate of 1,262,500 shares of Common Stock. In addition, 6,500 Warrants were issued to Janssen-Meyers which acted as selling agent for the Warrants. In the event that this Offering is not consummated at $5.00 per Share, then the Bridge Lenders' Warrant exercise price will be 100% of whatever the public Offering price of the Common Stock is in this Offering. The Pre-Bridge Lender's Warrants will also be exercisable at an a price of $5.00 per share. Pursuant to the terms of the Bridge Lenders' and Pre-Bridge Lender's Warrants, the holders thereof were granted certain demand and "piggy-back" registration rights with respect to the Shares underlying the Warrants. Consequently, all of the Warrants held by the Bridge and Pre-Bridge lenders and the underlying Common Stock have been included in the Registration Statement of which this Prospectus forms a part and, following the closing date of this Offering, may be sold publicly, subject to the conditions set forth in this Prospectus and subject to an agreement whereby the Bridge Lenders agreed not to sell, assign or transfer the Common Stock, Bridge Lenders' Warrants or Common Stock underlying the Bridge Lenders' Warrants without the prior consent of the Underwriter for a period of 24 months from the date of their issuance or 18 months from the effective date of the Registration Statement of which this Prospectus is a part, whichever is earlier. See "General Terms Applicable to Warrants, Pre-Bridge Warrants and Bridge Warrants" for additional information. General Terms Applicable to Warrants, Pre-Bridge Warrants and Bridge Warrants

     Holders of the Warrants and Bridge Lenders' Warrants will not have any rights, privileges or liabilities as Stockholders of the company prior to the exercise thereof. The Warrants and Bridge Lenders' Warrants contain certain provisions that protect the holders thereof against dilution. The exercise price of, and the number of Shares issuable upon exercise of the Warrants and Bridge Lenders' Warrants will be subject to adjustment in certain circumstances including, but not limited to, stock dividends, stock splits, mergers, acquisitions and re-capitalization. Upon such an adjustment, the Company shall cause to be promptly mailed by first class mail, postage prepaid to each Warrant and Bridge Lenders' Warrant Holder notice of such adjustment.

     The Warrants and Bridge Lenders' Warrants may be exercised upon the surrender of the warrant certificate on or prior to the expiration date at the office of the Company, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (by check payable to the Company) for the number of warrants being exercised.

     The Warrants and Bridge Lenders' Warrants are redeemable by the Company at any time after two years after the date of this Prospectus and prior to their expiration at a price of $0.05 per Warrant, upon 30 days prior written notice, provided that the closing sale price of the Common Stock on the Bulletin Board shall have been at least 150% of the initial Offering price of the Shares herein on each of the 20 consecutive trading days ending on the tenth day prior to the day on which the notice of redemption is given. The Warrants and Bridge Lenders' Warrants may be exercised during the 30 day redemption notice. In determining whether to redeem either of the warrants, management of the Company will take into consideration the market price of the Shares and the Company's ability to raise capital other than through the exercise of the warrants. The Company may elect to redeem either the Warrants or Bridge Warrants or both in its sole discretion.

     Noone of the Warrants will be exercised unless at the time of exercise the Company has filed with the Securities and Exchange Commission a current prospectus covering the Shares issuable upon exercise of such warrants and such Shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of such warrants. The Company will use its best efforts to have all warrants so registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until expiration of the warrants. Further, a current prospectus covering the Shares issuable upon exercise of the warrants must be in effect before the Company may accept warrant exercises. There can be no assurance that the Company will be able to have a prospectus in effect when this Prospectus is no longer current, notwithstanding the Company's commitment to use its best efforts to do so.

     No fractional Shares will be issued upon exercise of the Warrants or Bridge Lenders' Warrants. However, if a warrant holder exercises all warrants then owned of record by him, in lieu of the issuance of any fractional Share which is otherwise issuable, an amount in cash based upon the market value of the Shares on the last trading day prior to the exercise date.

     Warrants are generally more speculative than shares of Common Stock which are purchased upon the exercise thereof. Historically, the percentage increase or decrease in the market price of a warrant has tended to be greater than the percentage increase or decrease in the market price of the underlying common stock. A warrant may become valueless, or of reduced value, if the market price o the common stock decreases, or increases only modestly, over the term of the warrant.

Underwriter's Warrants

     Upon the completion of this Offering, the Company has agreed to sell to the Underwriter for a nominal consideration, Underwriter's Warrants to acquire 54,000 shares of Common Stock (after adjustment) identical to the Common Stock being offered hereby, on the basis of one Warrant for each ten (10) shares of Common Stock sold in this Offering. The Underwriter's Warrants are exercisable at a price of $8.25 per share for a period of four years commencing one year from the date of this Prospectus.

     The Underwriter's Warrants may not be sold, hypothecated, exercised, assigned, or transferred, except to individuals who are officers of partners of the members of the Underwriter or participating selected dealers who are members of the National Association of Securities Dealers, Inc., or pursuant to the laws of descent and distribution, for a period of twelve months from the effective date of this Prospectus, and, in no event will such Underwriter's Warrants (or the underlying securities issuable upon exercise thereof) be offered or sold except in compliance with the Act. Any profits realized by the Underwriter upon the sale of the Underwriter's Warrants or the underlying securities may be deemed to be additional compensation.

     The Company has agreed that it will, upon request of the Underwriter or its specific duly authorized designee, or at the request of the holders of not less than 50% of the Underwriter's Warrants and/or underlying securities, with the consent of the Underwriter or its duly authorized designee, within the period commencing one year from the effective date of this Offering, and for a period of four years thereafter, on one occasion at the sole expense of the Company cause the Underwriter's Warrants and/or underlying securities issuable upon exercise of the Underwriter's Warrants to be the subject of a post effective amendment or a new registration statement so as to enable the Underwriter and its assigns to offer publicly the Underwriter's Warrants and/or underlying securities. In addition if during the five year period commencing one year from the effective date of this Offering, the Company shall register any of its securities for sale pursuant to a registration statement under the Act, the Company shall be required to offer the holders of the Underwriter's Warrant and/or underlying securities the opportunity to register such underlying securities, without cost to the holders thereof. The registration requirement shall not apply to Registration Statements filed by the Company pursuant to Form S-8 or Form S-4 or similar forms.

     The Underwriter's Warrants contain anti-dilution provisions regarding certain events, including but not limited to stock dividends, split-ups, and reclassification. Holders of the Underwriter's Warrants will have no voting power and will not be entitled to any dividends. In the event of any dissolution or winding up of the Company, the holders of the Underwriter's Warrants will not be entitled to participate in a distribution of the Company's assets.

     For the life of the Underwriter's Warrants, the Underwriter is given, at a nominal cost, the opportunity to profit from a resulting dilution in the interest of existing security holders. The terms upon which the Company could obtain additional capital during that period may be adversely affected. The Underwriter might be expected to exercise the Underwriter's Warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided for by the Underwriter's Warrants.

Dividend Policy

     The Company has not paid any dividends and there are presently no plans to pay any such dividends in the foreseeable future. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including earning, financial condition, capital requirements and other factors. There are no contractual restrictions on the Company's present or future ability to pay dividends. Further, there are no restrictions on any of the Company's subsidiaries which would, in the future, adversely affect the Company's ability to pay dividends to its shareholders.

Transfer Agent

     The Transfer Agent for the Company's Common Stock is American Stock Transfer & Trust Co., 40 Wall Street, New York, New York 10005.


                               LEGAL PROCEEDINGS

     Neither the Company nor any of its officers or directors, in their capacity as such, are presently a party to any litigation. To the knowledge of management and the Company there is no litigation threatened against the Company which may materially affect its assets or business operations. However, as mentioned above, the Company is currently in default with respect to its obligation to pay the principal and accrued interest pursuant to the terms of the Pre-Bridge Notes. Such default could, at the option of the Pre-Bridge Note holders result in litigation against the Company. No agreement has been reached with the Pre-Bridge Note holders to extend the time of payment thereof or to otherwise refrain from instituting litigation against the Company in connection therewith.

                                 LEGAL MATTERS

     The validity of the Shares and Warrants offered hereby as part of the Units will be passed upon for the Company by B. Bruce Freitag, Esq., 39 Sackerman Avenue, North Haledon, New Jersey 07508. Certain legal matters in connection with this Offering will be passed upon for the Underwriter by Doros & Brescia, P.C.

                                    EXPERTS

     The financial statements of the Company as of September 30, 1997 and for the years ended September 30, 1997 and 1996 included in this Prospectus, have been audited by Linder & Linder, Certified Public Accountants, Dix Hills, New York 11746, as stated in their opinion and upon the authority of that firm as experts in accounting and auditing.



                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  and Stockholders
Xetal, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheet of Xetal, Inc. and Subsidiaries as of September 30, 1997 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended September 30, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstate- ment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xetal, Inc. and Subsidiaries at September 30, 1997 and the results of their operations and their cash flows for the years ended September 30, 1997 and 1996 in conformity with generally accepted accounting principles.



                                   Linder & Linder
                                   Certified Public Accountants


Dix Hills, New York
December 12, 1997


                          XETAL, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET


                                                        September 30,
                                                               1997

                         ASSETS

Current Assets

   Cash                                                 $       1,163
   Cash - accrued salaries                                     51,172
   Accounts receivable, less allowance
       for doubtful accounts of $57,820                     2,533,090

     Inventory                                              1,001,219

   Advances to joint venture, less allowance
     for doubtful accounts of $84,140                          23,800

   Due from officers                                           97,948

   Prepaid and other receivables                               64,999
                                                            --------
Total Current Assets                                        3,773,391

Property and Equipment - at cost,
  less accumulated depreciation of
  $66,014                                                      96,323


Other Assets

  Goodwill, less accumulated amortization
    of $18,201                                                165,138

  Registration costs                                           49,523

  Security deposits                                             4,957

Total Other Assets                                            219,618
                                                            ---------
Total Assets                                             $  4,089,332
                                                            =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

   Cash overdraft                                       $      46,194

   Line of credit - bank                                      964,292

   Note payable, current portion                                1,042

   Bankers acceptances                                        475,596

   Accounts payable                                         1,587,164

   Accrued expenses                                           320,497

   Loans payable                                              500,000
                                                            ---------
Total Current Liabilities                                   3,894,785

Loans Payable - former shareholders                           162,038

Stockholders' Equity
   Preferred stock, $.01 par value,
     2,000,000 shares authorized,
     -0- shares issued                                              -

   Common stock, $.001 par value,
     20,000,000 shares authorized,
     928,263 and 728,363 issued and
     outstanding                                                  928


   Additional paid in capital                                 614,012

   Retained earnings (deficit)                               (582,431)

Total Stockholders' Equity                                     32,509

Total Liabilities and                                       ---------
            Stockholders' Equity                        $   4,089,332
                                                            =========
See accompanying auditors' report and notes to financial statements.


                          XETAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                    Year Ended
                                                  September 30,
                                                1997         1996


Revenues                                    $ 23,500,981 $ 14,615,764

Cost of Revenues                              21,027,226   12,595,353
                                              ----------   ----------
Gross Profit                                   2,473,755    2,020,411


Operating Expenses
   Selling expenses                            1,049,201      911,336

   General and administrative expenses         1,212,929      855,056

   Consulting and business acquisition costs        -         387,126

     Total Operating Expenses                  2,262,130    2,153,518
                                                 -------      -------
     Income (Loss) from Operations               211,625     (133,107)

Other Expenses
   Interest expense - net                        227,290      175,283



     Net Loss                                $   (15,665)$   (308,390)


Earnings Per Common Share                         $(0.03)      $(1.56)

Weighted Average Number of
  Shares Outstanding                             456,815      197,400

Pro Forma Earnings Per Common Share
  Giving Effect to Shares Issuable
  in Satisfaction of Former
  Shareholders' Obligation                        $(0.02)      $(0.48)

Pro Forma Weighed Average Number
  of Shares Outstanding                          906,815      647,400

See accompanying auditors' report and notes to financial statements.



                          XETAL, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND 1996



                                                  Additional
                                  Common Stock      Paid In  Retained
                                Shares    Amount    Capital  Earnings


Balance, September 30, 1995     318,263 $     318 $ 585,522  $(258,376)

 Acquisition of Universal
  Medical Distributors, Inc.     10,000        10        90       -

 Acquisition of Dental
  Alternatives, Inc.            400,000       400     3,600       -

 Net loss - year ended             -         -         -      (308,390)

Balance, September 30, 1996     728,263       728   589,212   (566,766)

 Issuance of stock in
  conjunction with bridge
  loan                          200,000       200    24,800       -

 Net loss - year ended             -         -         -       (15,665)

Balance, September 30, 1997     928,263 $     928 $ 614,012 $ (582,431)

See accompanying auditors' report and notes to financial statements.


                          XETAL, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                      Year Ended
                                                     September 30,
                                                  1997         1996
 Cash Flows From Operating Activities
 Net loss                                       $  (15,665) $ (308,390)
  Adjustment to reconcile net loss to net
     cash flows from operating activities
     Depreciation                                   15,284      11,661
     Amortization                                   12,123       8,141
     Bad debts                                      16,820      84,140
     Adjustment to registration fees                     -     278,386
     Common stock issued with notes payable         25,000           -
     Write-off of joint venture                      3,047           -
   Changes in operating assets and liabilities
     (Increase) decrease in assets
        Accounts receivable                     (1,387,208)    194,512
        Inventories                                287,059    (515,556)
        Prepaids                                    23,579     (58,318)
      Increase (decrease) in liabilities
        Accounts payable                           522,573     138,203
        Accrued expenses                            11,041     115,816
  	  Cash Flows Used By Operating
           Activities                             (486,347)    (51,405)
       Cash Flows From Investing Activities
       Payments from joint venture                   1,200     145,185
 Acquisition of property                           (33,529)    (12,863)
 Acquisition of goodwill                                 -    (156,300)
 Acquisition of registration costs                 (49,523)          -
 Due from officers                                 (31,869)    (52,579)
Cash Flows Used By Investing
           Activities                             (113,721)    (76,557)
 Cash Flows From Financing Activities
 Accrued Salaries - net of cash                      7,678           -
 Bank overdraft                                     46,194           -
 Borrowings under line of credit - net             (85,371)    234,663
 Borrowings from acceptances payable - net         350,938    (447,807)
 Payment of note payable                           (11,458)    (50,000)
  Payment of loan payable - former shareholders    (86,000)          -
 Registration costs                                      -      10,000
 Loans payable                                     250,000     262,500

Cash Flows Provided By
   Financing Activities                            471,981       9,356

Net (Decrease) Increase In Cash                   (128,087)   (118,606)

Cash, Beginning                                    129,250     247,856

Cash, Ending                                    $    1,163   $ 129,250

  Supplemental Disclosure:

 Cash paid during the year for:
   Interest                                      $155,405     $155,954
     Taxes                                              -            -

 Non-cash investing and financing transactions
   Acquisition and registration costs
     accrued as current liabilities                     -       71,010

   Issuance of common stock to acquire
     subsidiaries                                       -        4,100

See accompanying auditors' report and notes to financial statements.


                          XETAL, INC. AND SUBSIDIARIES
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

     Insurance Kingdom Agency, Inc. ("IKA"), an inactive company, was organized under the laws of the State of Utah. Effective September, 1994, IKA acquired Xetal, Inc. ("APO Health"), an operating company. IKA changed its name to Xetal, Inc., a Utah Corporation, (collectively the "Company"). APO Health is a wholesale distributor of medical supplies and sells predominantly to medical distributors, dentists and doctors throughout the United States. Approximately 80% of the Company's sales are to distributors of medical supplies.

     The acquisition has been accounted for by the purchase method under business combinations and treated as a reverse acquisition. Such transaction treats the acquisition as if APO Health acquired IKA and reflects the fair market value of IKA's net assets on the date of acquisition.

     Effective to the acquisition, previously taxed profits, amounting to $248,038, due to the former shareholders of APO Health, and included in retained earnings, were transferred to loans payable to former shareholders. The loans are non- interest bearing and are without terms for repayment. During fiscal 1997, the former shareholders of APO Health were repaid $106,000.

     Effective January 1, 1995, Xetal, Inc., the operating company, changed its name to APO Health, Inc. In addition, APO Health changed its year end to September 30th.

     The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Inventory

     Merchandise inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

     Property and equipment is stated at cost. Depreciation is provided for on the straight-line method over the estimated useful life.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income Taxes

     Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

     The Company and its subsidiaries file consolidated tax returns.

Intangibles

     Customer lists acquired were amortized over a three year period and have been fully amortized. Registration costs are deferred and are offset against the proceeds received from successful public offerings. Registration costs for unsuccessful offerings are charged as period costs. Costs associated with the companies acquired are capitalized and included in the purchase price of such acquisition. Costs associated with unsuccessful acquisitions are expensed. Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition and is being amortized on the straight line method over 15 years.

Earnings Per Share

     Earnings per share amounts are based on the weighted average number of shares outstanding. The assumed conversion of warrants do not result in material dilution.

Reclassification

     Certain items in the 1996 statement of operations have been reclassified to conform with the 1997 presentation.

NOTE 2 -  Advances to Joint Venture

     APO Health advanced Trans Medical International Corporation, ("Trans Medical"), cash and merchandise to be distributed by Trans Medical to South America. As collateral for this advance, APO Health received 25% of Trans Medical's common stock. The advance is recorded at cost and during the year ended September 30, 1996, APO Health has provided an allowance of $84,140 on such advance. In January 1997, APO Health received a judgement in settlement of their claims in the amount of $25,000.

NOTE 3 - Business Combinations

Universal Medical Distributors, Inc.

     On March 31, 1996, IKA acquired Universal Medical Distributors, Inc., ("Universal"), in a business combination accounted for as a purchase. Universal is primarily engaged in the business of distributing veterinary supplies. The results of operations of Universal is included in the accompanying financial statements since the date of acquisition. The total cost of the acquisition, which included cash of $65,000, issuance of 10,000 post stock split shares of the Company's common stock and the assumption of the net liabilities of Universal exceeded the fair value of the net asset of Universal by $179,339.

Dental Alternatives, Inc.

     During July, 1996, IKA acquired Dental Alternatives, Inc., ("Alternatives"), an inactive company owned by a major shareholder of IKA. The acquisition was accounted for in a business combination of entities under common control which has been accounted for in a manner similar to a pooling of interests. IKA acquired trademarks and marketing rights of products developed by Alternatives through the exchange of 400,000 post stock shares of the Company's common stock for all of the outstanding stock of Alternatives.

NOTE 4 - Loans Payable

     In conjunction with financing a private placement or public offering, APO Health borrowed $50,000 from two individuals. Such borrowing is non-interest bearing and will be repaid from the proceeds of the placement or offering.

     In January, 1996, IKA issued an aggregate of $250,000 principal amount of promissory notes to certain investors to provide interim working capital to the Company and repaid $50,000 borrowed from the two individuals. The notes bear interest at 10% per annum and are due and payable, upon the earlier of (i) December 15, 1996 or (ii) the consummation of an offering. IKA has not repaid the promissory notes and is currently negotiating with the investors to extend the maturity date of the notes. Interest on the notes has been accrued since inception.

     In connection with the financing, IKA retained the services of an underwriter to obtain additional financing through a public offering. Effective May 10, 1996, IKA and the underwriter terminated their agreement. As part of the termination agreement, the underwriter was issued warrants to purchase an aggregate of 12,500 post split shares of common stock at a price of $7.50 exercisable through January 3, 2003.

     The financial statements for the year ended September 30, 1996, have been restated to give effect for registration costs associated with the public offering which were originally deferred. Costs in the amount of $342,126 have been expensed and are included in consulting and business acquisition costs.

     In June, 1996, IKA retained the services of a new underwriter to facilitate the public offering to provide the Company with working capital.

     During the period from November, 1996 through January 1997, IKA issued an aggregate of $250,000 principal amount of 8% promissory notes to certain investors to provide the Company with interim working capital. The promissory notes mature upon the earlier of (i) 12 months from the date of issuance or
(ii) the consummation of an offering. Interest payable monthly commences one month from the date of the issuance of the notes and has been accrued since inception. In addition, the investors received 20,000 shares of common stock and a warrant for each $25,000 unit acquired. Each warrant entitles the investor to purchase up to 250,000 shares of the IKA's common stock at a price equal to 100% of the public offering price or $5.00 per share if the offering is not consummated.

NOTE 5 - Credit Facility

     In July 1997, APO Health renegotiated its credit facility with the financial institution. The facility is for working capital and the purchase of inventory. The credit facility provides for a $2,000,000 secured working capital facility for letters of credit and bankers acceptances with a sub-limit of $1,000,000 for own note borrowings. Interest is payable monthly, at the bank's prime rate plus 1 and 1/2%.

     The credit facility is scheduled to mature on March 31, 1998. At such time, the bank will review the credit basis of APO Health to determine whether to extend the facility. The facility is secured by substantially all of the Company's assets and personally guaranteed by its stockholders. In addition, the obligation due to the former shareholders in the amount of $162,000 is subordinated to the bank's borrowing.

      Universal has a line of credit with a bank in the amount of $50,000. Borrowings against this line bear interest, at the prime rate plus 2.75% and are collateralized by a lien on substantially all assets and are guaranteed by the stockholders.

     As of September 30, 1997, the Company has lines of credit outstanding of $964,292.

NOTE 6 - Income Taxes

     Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The primary sources of temporary differences are the use of the allowance method for bad debts for financial accounting and direct write-off method for tax purposes and the availability of net operating loss carryovers.

     The components of deferred taxes as of September 30, 1997 are as follows:

                                                    1997

Allowance for doubtful accounts                  $   55,000

Net operating loss carryover                        173,000
                                                    228,000

Valuation allowance                                (228,000)

Net deferred assets                         $     -

For the years ended September 30, 1997 and 1996, the provision for income taxes (benefits) consist of the following:

                                        1997        1996

Current                              $     -     $  14,000

Utilization of a net operating
  loss carryover                           -       (14,000)

Valuation allowance                       5,000    125,000

Deferred                                 (5,000)  (125,000)

Provision for taxes              $    -     $    -

     The Company has provided for a valuation allowance amounting to the deferred tax asset since it can not be determined whether it can more likely than not be utilized. The Company has a net operating loss carryover of approximately $446,000 that can be used to offset future taxable income through the year 2011.

NOTE 7 - Common Stock

    During fiscal 1997, the Company issued 200,000 shares of its common stock to certain investors, pursuant to the bridge financing. (See Note 4)

     On August 5, 1996, the Board of Directors authorized an 1- for-10 stock split of the Company's $0.001 par value common stock. As a result of the split, existing shares outstanding was reduced by 6,544,067, and additional paid in capital was increased by $6,544. All references in the accompanying financial statements to the number of common shares and per-share amounts for 1995 have been restated to reflect the reverse stock split.

     In July 1996, the Company issued 400,000 post stock split shares of common stock to acquire Alternatives, an inactive company. (Note 3). The transaction was recorded at the legal capitalization of the shares issued.

     On March 31, 1996, the Company issued 10,000 post stock split shares of common stock to acquire Universal. (Note 3). The transaction was recorded at the legal capitalization of the shares issued.

     On August 4, 1995, the Company issued 58,200 post stock split shares of the Company's common stock for the forgiveness of services rendered in the amount of $654,189. The transaction was recorded at the value of the services rendered.

NOTE 8 - Commitments and Contingency

Defined Contribution Pension Plan

     January, 1993, APO Health established a profit sharing plan. All full time employees, as defined in the plan, are eligible. Contributions to the plan are discretionary. Pension expense for the years ended September 30, 1997 and 1996 were $-0-.

Leases

     Effective November 15, 1994, an affiliated company, whose shareholders are the officers of the Company, entered into a 5 year agreement to lease a 9800 square foot facility to house its operations. Under the terms of the new lease, the Company will pay for all real estate tax increases and any repairs to the property. The Company has a month to month lease with similar terms with this affiliate.

Future minimum rental payments are as follows:

 Year Ending
September 30,

            1998       $51,450
            1999        51,450

For the years ended September 30, 1997 and 1995, rent expense was $50,212 and $45,392, respectively.

Concentration of Credit Risk

     APO Health maintains bank accounts in several financial institutions. Each financial institution is insured up to $100,000 by the Federal Depository Insurance Corporation.

Employment Agreements

     The Company has entered into employment agreements with its principal officers through December 31, 1998. The agree- ments will automatically be renewed and extended for up to five consecutive one year periods. The terms provide for a minimum annual salary of $125,000 with adjustments for cost-of-living changes and incentives based on gross revenues and development of new products. In addition, the agreement provides for warrants to be issued based on the incentives. At September 30, 1997 and 1996, the officers waived certain terms of their agreement for additional compensation based on salary and incentives.

Letters of Credit

     The Company has letters of credit outstanding of $158,142 for purchases to be delivered after September 30, 1997.

NOTE 9 - Subsequent Events - Unaudited

     In August 1998, the Board of Directors authorized a 1 for 2 stock split of the Company's $.001 par value common stock, reducing the number of outstanding shares of common stock to 464,131. Earnings per share computation has been retro- actively restated to give effect to this change.

     In August 1998, loans payable to former shareholders, in the amount of $162,038, was converted into 450,000 shares of post 1 for 2 stock split shares of the Company's $.001 par value stock, increasing the number of post-split shares to 914,131. The issuance of these shares and cancellation of the debt is subject to the sale of the minimum shares in the Company's public stock offering. The Company has presented pro forma earnings per share to reflect this event. There is no effect on the Company's net earnings since the obligation to the shareholders was non-interest bearing.

                        XETAL,  INC.  AND  SUBSIDIARIES
                          CONSOLIDATED  BALANCE  SHEET



                                     ASSETS


                                     June  30,      September 30,
                                       1998              1997

Current  Assets:

   Cash                              $    109,899   $      52,335
   Accounts receivable,
    less allowance for
    doubtful accounts
    of $57,820 and $57,820              3,161,831       2,533,090
   Inventory                              754,071       1,001,219
   Advances to joint venture                    -          23,800
   Due from Officers                            -          97,948
   Prepaid and other receivables           74,601          64,999
                                        ---------       ---------
 Total Current Assets                   4,100,402       3,773,391

Property and Equipment - at cost,
   less accumulated depreciation
   of $78,617 and $66,014                  83,720          96,323


Other  Assets:

   Goodwill, less accumulated
    Amortization of $24,309
    and $18,201                           155,976         165,138
   Registration Costs                      49,523          49,523
   Security Deposits                       24,957           4,957
                                          -------         -------
 Total Other Assets                       230,456         219,618
                                        ---------       ---------
 Total Assets                         $ 4,414,578     $ 4,089,332
                                        =========       =========
The accompanying notes are an integral part of these Financial Statements.


                        XETAL, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET



                    LIABILITIES AND STOCKHOLDERS' EQUITY


                                        June  30,    September 30,
                                           1998        __1997
                                       (Unaudited)

Current  Liabilities:
   Cash Overdraft                     $   118,596     $    46,194
   Line of Credit - Bank                  485,000         964,292
   Note Payable, Current Portion                -           1,042
   Bankers Acceptances                    459,823         475,596
   Accounts Payable                     1,953,633       1,587,164
   Accrued Expenses                       345,542         320,497
   Loans Payable                          500,000         500,000
                                        ---------       ---------
Total Current Liabilities               3,862,594       3,894,785

   Loans Payable - Former Shareholders    162,038         162,038


Stockholders'  Equity:
   Preferred stock,  $.01  par value
     2,000,000  shares authorized
     - 0 -  shares issued                      -                -

    Common stock,  $.001  par value
     20,000,000  shares authorized
        928,263  issued and outstanding       928             928
   Additional Paid-in Capital             614,012         614,012
   Retained Earnings (Deficit)           (224,994)       (582,431)
                                          -------         -------
 Total Stockholders' Equity               389,946          32,509

 Total Liabilities and                  ---------       ---------
      Stockholders' Equity            $ 4,414,578     $ 4,089,332
                                        =========       =========
The accompanying notes are an integral part of these Financial Statements.

                        XETAL, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENT OF OPERATIONS
                FOR THE NINE MONTHS ENDED JUNE 30, 1998 AND 1997



                                        June 30,           June 30,
                                          1998               1997
                                      (Unaudited)        (Unaudited)


Revenue                               $24,693,703     $16,302,519
Cost of Revenue                        22,280,389      14,509,242
                                       ----------      ---------
Gross Profit                            2,413,314       1,793,277

Operating Expenses:
   Selling Expenses                       891,158         717,889
   General and Administrative Expenses  1,039,700         871,100

Total Operating Expenses                1,930,858       1,588,989

Income from Operations                    482,456         204,288

Other Expenses - Interest                 125,219         181,120
                                          -------         -------
Net Income                            $   357,237     $    23,168


Earning Per Common Share              $       .77     $       .06


Weighted Average Number of
   Shares Outstanding                     464,131          430,878

Proforma Earnings Per Common Share    $       .39     $        .03

Proforma Weighted Average Number
   of Shares Outstanding                  914,131          880,798


The accompanying notes are an integral part of these Financial Statements.


                        XETAL, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENT OF CASH FLOWS
                FOR THE NINE MONTHS ENDED JUNE 30,1998 AND 1997

                                        June 30,         June 30,
                                          1998            1997
                                       (Unaudited)    (Unaudited)

Cash Flows from Operating Activities:
Net Income (Loss)                     $   357,237     $     23,168
Adjustment to reconcile net income
 (loss) to net cash flows from
  operating activities
Depreciation                               12,603           10,750
  Amortization                              9,162           28,217
  Allowance for doubtful accounts          23,800           32,067
Changes in operating assets and
   liabilities:
      Accounts Receivable                (628,741)        (654,750)
      Inventory                           247,148          (65,697)
      Security Deposits                   (20,000)               -

      Prepaid Expenses                     (9,602)           5,805
      Accounts Payable                    366,469          455,075
      Accrued Expenses                     25,245          (91,781)
Net Cash Flow from
     Operating Activities                 383,321         (257,146)

Cash Flows from Investing Activities:

   Acquisition of Property                      -           (19,228)
   Due from Officers                       97,948            (1,668)
Net Cash Flow from
     Investing Activities                  97,948           (20,896)

Cash Flow from Financing Activities:

   Cash-Overdraft                          72,402            30,699
   Borrowing under line of credit - net  (479,292)         (160,000)
   Borrowing from acceptances payable -
   net                                    (15,773)          254,842
   Payment of Note Payable                 (1,042)           (9,375)
   Registration Cost                            -           (24,523)
   Loans Payable                                -           250,000
   Prepayment Loans - Former Shareholders       -           (50,000)
Net Cash Flow from Financing
     Activities                          (423,705)          291,643

Net Increase (decrease) in Cash            57,564            13,601

Cash, Beginning                            52,335           129,250

Cash, Ending                          $   109,899       $   142,851

Supplemental Information:

   Cash Payments for Interest         $    91,469       $   152,995

The accompanying notes are an integral part of these Financial Statements.

                         XETAL, INC. AND SUBSIDIARIES
                 CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                                JUNE  30, 1998
                                  (Unaudited)


Note 1  -  Summary of Significant Accounting Policies

Presentation

     These interim Financial Statements are unaudited, but include all adjustments (consisting of normal recurring adjustments) which the management of the Company considers necessary for a fair presentation of the results of operations for the periods indicated. The results of operations for the nine months ended June 30, 1998, are not necessarily indicative of the results to be expected for the entire fiscal year ending September 30, 1998.

Nature of Business

     Insurance Kingdom Agency, Inc. ("IKA), an inactive company, was organized under the laws of the State of Utah. Effective September, 1994, IKA acquired Xetal, Inc. ("APO Health"), an operating company. IKA changed its name to Xetal, Inc., a Utah Corporation, (collectively the "Company"). APO Health is a wholesale distributor of medical supplies and sells predominantly to medical distributors, dentists and doctors throughout the United States. Approximately 80% of the Company's sales are to distributors of medical supplies.

     The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Inventory

     Merchandise inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

     Property and equipment is stated at cost. Depreciation is provided for on the straight-line method over the estimated useful life.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income Taxes

     Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rats applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company and its subsidiaries file consolidated tax returns.

Intangibles

     Registration costs are deferred and are offset against the proceeds received from successful public offerings. Registration costs for unsuccessful offerings are charged as period costs. Costs associated with the companies acquired are capitalized and included in the purchase price of such acquisition. Costs associated with unsuccessful acquisitions are expensed. Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition and is being amortized on the straight line method over 15 years.

Earnings Per Share

     Earnings per share amounts are based on the weighted average number of shares outstanding. The assumed conversion of warrants do not result in material dilution.


Note 2  -  Advances to Joint Venture

     APO Health advanced Trans Medical International Corporation, ("Trans Medical"), cash and merchandise to be distributed by Trans Medical to South America. As collateral for this advance, APO Health received 25% of Trans Medical's common stock. The advance was recorded at cost. In January, 1997, the Company received a judgment in settlement of their claims in the amount of $25,000. In December, 1997, after receiving three payments of $1,200, the Company set up a reserve of $23,800 for the remaining balance.

Note 3  -  Loans Payable

     In January, 1996, the Company issued an aggregate of $250,000 principal amount of promissory notes to certain investors to provide interim working capital to the Company and repaid $50,000 borrowed from the two individuals. The notes bear interest at 10% per annum and are due and payable, upon the earlier of (a) December 15, 1996, or (b) the consummation of an offering. The Company has not repaid the promissory notes and is currently negotiating with the investors to extend the maturity date of the notes. Interest on the notes has been accrued since inception.

     In connection with the financing, the Company retained the services of an underwriter to obtain additional financing through a public offering. Effective May 10, 1996, the Company and the underwriter terminated their agreement. As part of the termination agreement, the underwriter was issued warrants to purchase an aggregate of 12,500 post split shares of common stock at a price of $7.50 exercisable through January 3, 2003.

     In June, 1996, the Company retained the services of a new underwriter to facilitate the public offering to provide the Company with working capital.

     During the period from November, 1996, through January, 1997, the Company issued an aggregate of $250,000 principal amount of 8% promissory notes to certain investors to provide the Company with interim working capital. The promissory notes mature upon the earlier of ( a ) 12 months from the date of issuance, or ( b ) the consummation of an offering. Interest payable monthly commences one month from the date of the issuance of the notes, and has been accrued since inception. In addition, the investors received 20,000 shares of common stock and a warrant for each $25,000 unit acquired. Each warrant entitles the investor to purchase up to 250,000 shares of the Company's common stock at a price equal to 100% of the public offering price or $5.00 per share if the offering is not consummated.

Note 4  -  Credit Facility

     In June, 1998, APO Health renegotiated its credit facility with the financial institution. The facility is for working capital and the purchase of inventory. The credit facility provides for a $2,000,000 secured working capital facility for letters of credit and bankers acceptances with a sub-limit of $1,000,000 for own note borrowings. Interest is payable monthly, at the bank's prime rate plus 1 and 1/2%. The credit facility is scheduled to mature on March 31, 1999. At such time, the bank will review the credit basis of APO Health to determine whether to extend the facility. The facility is secured by substantially all of the Company's assets and personally guaranteed by its stockholders. In addition, the obligation due to the former shareholders in the amount of $162,000 is subordinated to the bank's borrowing.

     As of June 30, 1998, the Company has lines of credit outstanding of $485,000 and bankers acceptances of $459,823.

Note 5  -  Income Taxes

     Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The primary sources of temporary differences are the use of the allowance method for bad debts for financial accounting and direct write-off method for tax purposes and the availability of net operating loss carryovers.

     The components of deferred taxes as of June 30, 1998, are as follows:

                                       1998                 1997

Allowance for doubtful accounts    $   32,000           $    23,000
Net operating loss carryover            8,000               140,000
                                       -----                -------
                                       40,000               163,000

Valuation allowance                   (40,000)             (163,000)

Net deferred assets                $        -           $         -


For the nine months ended June 30, 1998 and 1997, the provision for income taxes (benefits) consists of the following:


                                         1998                  1997

Current                            $  140,000           $     7,500
 Utilization of a net
     Operating loss carryover        (140,000)               (7,500)
 Valuation allowance                  (40,000)               (7,500)
 Deferred                              40,000                 7,500

 Provision for taxes               $        -           $         -

     The Company has provided for a valuation allowance amounting to the deferred tax asset since it can not be determined whether it can more likely than not be utilized. The Company has a net operating loss carryover of approximately $120,000 that can be used to offset future taxable income through the year 2012.

Note 6  -  Common Stock

     During November and December 1996, the Company issued 200,000 shares of its common stock to certain investors, pursuant to the bridge financing. (See
Note 3.)

Note 7  -  Commitments and Contingency

     Defined Contribution Pension Plan January, 1993, APO Health established a profit sharing plan. All full time employees, as defined in the plan, are eligible. Contributions to the plan are discretionary. Pension expense for the periods ended June 30, 1998, and 1997, were $-0-.

Leases

     Effective November 15, 1994, an affiliated company, whose shareholders are the officers of the Company, entered into a 5 year agreement to lease a 9800 square foot facility to house its operations. Under the terms of the new lease, the Company will pay for all real estate tax increases and any repairs to the property. The Company has a month to month lease with similar terms with this affiliate.

Future minimum rental payments are as follows:

                                 Period Ending September  30,

                                  1998           1999
                                  $12,863        51,450

For the nine months ended June 30, 1998, and 1997, rent expense was $46,860 and $44,300.

Employment Agreements

     The Company has entered into employment agreements with its principal officers through December 31, 1998. The agreements will automatically be renewed and extended for up to five consecutive one year periods. The terms provide for a minimum annual salary of $125,000 with adjustments for cost-of-living changes and incentives based on gross revenues and development of new products. In addition, the agreement provides for warrants to be issued based on the incentives. At June 30, 1997, the officers waived certain terms of their agreement for additional compensation based on salary and incentives.

Letters of Credit

     The Company has letters of credit outstanding of $5,270, for purchases to be delivered after June 30, 1998.

Note 8  -  Subsequent Events

     In August, 1998, the Board of Directors authorized a 1 for 2 stock split of the Company's $.001 par value common stock, reducing the number of outstanding shares of common stock to 464,131.

     In August, 1998, Loans Payable - Former Shareholders, in the amount of $162,038, was converted into 450,000 shares of post 1 for 2 stock split shares of the Company's $.001 par value common stock, increasing the number of post-split shares to 914,131. The issuance of these shares and cancellation of the debt is subject to the sale of the minimum shares in the Company's public stock offering.

     Earnings per share of common stock has been restated to reflect the 1 for 2 stock split and Proforma earnings per share has been shown to reflect the earnings per share as if the 450,000 shares of common stock issued for the cancellation of debt had been done at the beginning of each of the periods in the financial statements.


Table of Contents

Available Information......
Summary....................
Risk Factors ..............
Dilution...................
Use of Proceeds............
Capitalization.............
Management's Discussion
 And Analysis of Finan-
 Cial Condition and
 Results of Operations.....
Business of the Company....
Management.................
Market for Common Stock....
Principal Stockholders.....
Selling Shareholders.......
Underwriting...............
Description of Securities..
Legal Proceedings..........
Legal Matters..............
Experts....................


                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

The Registrant has no provisions in its Articles of Incorporation or By-Laws providing for indemnification of its officers and directors except for the
general provisions of the laws of the State of Utah.   Additionally, management
is investigating the possibility of officers and directors liability insurance, and anticipates that a policy of insurance covering the acts of officers and directors in their capacity as such will be acquired shortly after the conclusion of this Offering provided adequate funds are available.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the " Act") may be permitted to directors, officers or persons controlling the registrant, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 25.  Other Expenses of Issuance and Distribution.

Estimated expenses payable by Registrant, other than underwriting commissions payable to the Underwriter, in connection with the registration and distribution of the Common Stock and Warrants registered hereby are as follows:

Registration Fee:                                      $     9,402
NASD Filing Fees:                                              770
Cost of Printing                                            10,000*
Accountants' Services and Expenses                          12,500*
Legal Services and Expenses                                 75,000*
Blue Sky Fees and Expenses                                  30,000*
Miscellaneous                                               12,328*

Total Expenses                                          $  150,000*
* Estimated.

Item 26.  Recent Sales of Unregistered Securities.

No securities of the registrant under the Securities Act of 1933 have been issued or sold by the registrant during the past three years except as follows:

     a) Sales of Common Stock in which no underwriter participated:

(i) Common Stock of Registrant Issued in Exchange for Common Stock of Universal Medical Distributors, Inc.:

Name Of Purchaser          Number Of Shares       Consideration

Kenneth Levanthal            5,000                Exchange of Universal Shares

(ii) Common Stock of Registrant Issued in July, 1996 in Exchange for Common Stock of Dental Alternatives Inc.:

Name Of Purchaser          Number Of Shares       Consideration

Dr. Jan Stahl              100,000               Exchange of Dental
Richard Steil              100,000               Alternative Shares


(iii) Common Stock Issued For Past Services and Services Rendered Pursuant to Private Placement of Registrants Securities on August, 1995:

Name Of Purchaser          Number Of Shares       Consideration

Jeff  R. Pearlman            2,850                Services valued at $64,125

Sachs Mortgage Group, Inc.   3,500                Services valued at $84,375

Wilmont Holding Corp.        4,375                Services valued at $98,437

Remsen Group Ltd.            4,375                Services valued at $98,437

Neal Weissman                5,625                Services valued at $126,562

Susan Ferro                  5,625                Services valued at $126,562

Vincent J. Fallica           1,250                Services valued at $28,125

Steve Thomas                 1,250                Services valued at $28,125

 (iv) In September, 1998 the Company agreed to issue to Dr. Jan Stahl, its Chairman, and Mr. Peter Steil, its President, 225,000 shares of Common Stock each (or a total of 450,000 shares of Common Stock) in consideration of their release to the Company of a debt to them of $162,038 which was due to them for accumulated profits by a subsidiary at a time when the subsidiary was a Subchapter S corporation. The release of the indebtedness and the issuance of the stock is conditioned upon the completion of this Offering. The Common Stock of the Company was trading between a low bid of $0.53 and a high bid of $0.625 during the third quarter of 1998.

(b) Sales of Securities in which Underwriters Participated:

(i) Notes and Warrants Issued to Pre-Bridge Lenders by Registrant in January, 1996:

Name Of Purchaser          Securities Purchased          Consideration

Ernest Milchman            $50,000 of Notes and          $ 50,000
                           Warrants to purchase
                           2,500 shares of Common
                           Stock

Glen Nortman*              $25,000 of Notes and          $ 25,000
                           Warrants to purchase
                           1,250 shares of Common
                           Stock

Jeffrey Nortman            $25,000 of Notes and          $ 25,000
                           Warrants to purchase
                           1,250 shares of Common
                           Stock

Daniel Horowitz            $25,000 of Notes and          $ 25,000
                           Warrants to purchase
                           1,250 shares of Common
                           Stock

Joseph Perri               $100,000 of Notes and         $100,000
                           Warrants to purchase
                           5,000 shares of Common
                           Stock

Gary Brustein*             $25,000 of Notes and          $ 25,000
                           Warrants to purchase
                           1,250 shares of Common
                           Stock

 All of the Warrants described above entitle the holder to purchase one share of Common Stock at an exercise price of $5.00 per share and have been adjusted to reflect the Registrant's two reverse stock splits.

 The purchasers and the transactions described above were introduced to the Registrant through Janssen-Meyers Associates, L.P., New York, New York which received compensation by the issuance to Janssen-Meyers of Warrants to purchase a total of 6,250 shares of Common Stock at an exercise price of $5.00 per share.


(ii) Common Stock, Notes and Warrants Issued to Bridge Lenders by Registrant in October, 1996:

Name Of Purchaser          Amount of Securities          Consideration

Gary Brustein*             $25,000 of Notes,             $ 25,000
                           Warrants to purchase
                           125,000 shares of Common
                           Stock and 10,000 shares
                           Of Common Stock

Capital Planning
Holding Corp.              $12,500 of Notes,             $ 12,500
                           Warrants to purchase
                           62,500 shares of Common
                           Stock and 5,000 shares
                           Of Common Stock

Elull Development          $25,000 of Notes,             $ 25,000
                           Warrants to purchase
                           125,000 shares of Common
                           Stock and 10,000 shares
                           Of Common Stock

Abbey S. Freiberg          $25,000 of Notes,             $ 25,000
                           Warrants to purchase
                           125,000 shares of Common
                           Stock and 10,000 shares
                           Of Common Stock

Jay G. Goldman             $12,500 of Notes,             $ 12,500
                           Warrants to purchase
                           62,500 shares of Common
                           Stock and 5,000 shares
                           of Common Stock

Jay Goldman,
Master Limited
Partnership                $12,500 of Notes,             $ 12,500
                           Warrants to purchase
                           62,500 shares of Common
                           Stock and 5,000 shares
                           of Common Stock

Glen Nortman*              $12,500 of Notes,             $ 12,500
                           Warrants to purchase
                           62.500 shares of Common
                           Stock and 5,000 shares
                           of Common Stock

Christopher Machie         $12,500 of Notes,             $ 12,500
                           Warrants to purchase
                           62,500 shares of Common
                           Stock and 5,000 shares
                           of Common Stock

Wainscott Capital, Ltd.    $50,000 of Notes,             $ 50,000
                           Warrants to purchase
                           250,000 shares of Common
                           Stock and 20,000 shares
                           of Common Stock

Neil Jeffrey Weissman      $12,500 of Notes,             $ 12,500
                           Warrants to purchase
                           62,500 Shares of Common
                           Stock and 5,000 shares
                           of Common stock

Harry Zarin                $25,000 of Notes,             $ 25,000
                           Warrants to purchase
                           125,000 Shares of Common
                           Stock and 10,000 shares
                           of Common Stock

Robert Zarin               $25,000 of Notes,             $ 25,000
                           Warrants to purchase
                           125,000 shares of Common
                           Stock and 10,000 shares
                           of Common stock

-------------------------------
* Denotes same Purchaser named in more than one transaction.

All of the above Warrants and Shares have been adjusted for the two reverse stock splits of the Registrant. Each of the Warrants entitle the holder to purchase one share of Common Stock at an exercise price of $5.00 per share.

The Registrant's present underwriter, Morgan Grant Capital Corp., Inc. participated in the introduction of the investors described above and received compensation in the form of Warrants to purchase a total of 125,000 shares of Common Stock at a purchase price of $5.00 per share. Subsequently, by mutual agreement the Warrants were cancelled and are not in effect presently.

All of the above transactions were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act") and Rule 504 and 505 of Regulation D promulgated under the Act, as amended. All of the securities sold by Registrant sold was acquired for investment only and not with a view to distribution, and the sale thereof did not constitute a public offering. Each of the purchasers were sophisticated investors or were otherwise represented by purchaser representatives who were capable of understanding the nature of the offering. See, Prospectus- "CERTAIN TRANSACTIONS."

Item 27. Financial Statements and Exhibits.

(a)  Financial Statements included in the Prospectus:

1. Auditors Report of Linder & Linder dated December 11, 1997 together with;

2. Consolidated Balance Sheet as at September 30, 1997 and at June 30, 1998;

3. Consolidated Statement of Operations for the Periods Ended September 30, 1997, September 30, 1996 and for the nine months ended June 30, 1998;

4. Consolidated Statement of Changes in Stockholders' Equity for the Periods Ended September 30, 1997, September 30, 1996 and June 30, 1998;

5. Consolidated Statement of Cash Flows for the Periods Ended September 30, 1997, September 30, 1996 and June 30, 1998;

6.  Notes to Consolidated Financial Statements.


(b)  Exhibits:

1(i).     Form of Underwriting Agreement;

1(ii).    Form of Selected Dealer Agreement;

1(iii).   Form of Underwriter's Warrant;

1(iv).    Form of Amended Underwriting Agreement

1(v). Form of Underwriter's Warrant Agreement and Amended Underwriter's Warrrant Certificate

1(vi)     Escrow Agreement with the Chase Manhattan Bank

3. Certificate of Incorporation and By-Laws, with all Amendments thereto.

4(i).     (a) Specimen Certificate of Common Stock;

         (b) Specimen Certificate of Warrant. See Item 10(vi) and 10(viii).

5.        Opinion of B. Bruce Freitag, Esq.


10(i) Acquisition Agreement between Insurance Kingdom Agency, Inc. and Xetal, Inc. dated April 27, 1994;

10(ii) Agreement and Plan of Reorganization between Xetal, Inc. and Universal Medical Distributors, Inc. dated April 1, 1996;

10(iii) Agreement and Plan of Reorganization between Xetal, Inc. and Dental Alternatives, Inc. dated July 26, 1996;

10(iv) Employment Agreement between Xetal, Inc. and Dr. Jan Stahl dated as of January 1, 1996;

10(v) Employment Agreement between Xetal, Inc. and Mr. Peter Steil dated as of January 1, 1996;

10(vi) Warrant Agreement between the Company and American Stock Transfer and Trust Company as Warrant Agent;

10(vii) Consulting Agreement between the Company and Worthington Capital Group, Inc.

10(viii)  Form of Amended Warrant Agreement and Warrant Certificate

10(ix)    Agreement canceling Underwriter's Bridge Warrants

10(x)     Agreement canceling Underwriter's Consulting Agreement

23(1) Consent of B. Bruce Freitag, Esq. (included in the opinion to be filed);

23(ii)    Consent of Linder & Linder, Certified Public Accountants. **

          *     To be filed.
          **    Filed with this Amendment

Item 27.  Undertakings.

Subject to the terms and conditions of Section 15(d) of the Securities Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission (the Commission) such supplemental and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission hereto, or hereafter duly adopted pursuant to authority conferred in that section. The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each Purchaser.

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers of sales are being made, a post-effective amendment to this Registration Statement:

I.  To include any prospectus required by Section 10(a)(3) of the Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

2. That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities registered which remain unsold at the termination of the offering.


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oceanside and State of New York, on the 10th day of November, 1998.

                                                      XETAL, INC.

                                                      By /s/Dr. Jan Stahl

                                                      Dr. Jan Stahl;
                                                      Chief Executive Officer



In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacity and on the date stated:


 /s/Dr. Jan Stahl        Chief Executive Officer,
    Dr. Jan Stahl        Director
                         November 10, 1998


 /s/Peter Steil          President, Director
    Peter Steil          Chief Financial Officer
                         November 10, 1998

 /s/Kenneth Levanthal    Director
    Kenneth Levanthal
                         November 10, 1998